                                      Filed by Marvell Technology Group Ltd.
                                      Filed pursuant to Rule 425 under the
                                      Securities Act of 1933 and Rule
                                      14a-12 under the Securities Exchange
                                      Act of 1934
                                      Subject Company: Galileo Technology Ltd.
                                      Commission File No.: 0-30877

Attached are the following documents executed by Marvell Technology Group Ltd., Galileo Technology Ltd. and/or their respective shareholders in connection with the proposed merger of Toshack Acquisitions Ltd., a wholly owned subsidiary of Marvell Technology Group Ltd. with and into Galileo Technology Ltd.

         1.  Merger Agreement w/Exhibits as follows:
                  Exhibit A - Form of Stock Option Agreement
                  Exhibit B - Form of Irrevocable Proxy
                  Exhibit C - Form of Voting Agreement
                  Exhibit E-1 - Form of Company Certificate
                  Exhibit E-2 - Form of Parent Certificate
         2.  Form of Shareholder Undertaking
         3.  Form of Lock-Up Letter Agreement

Where You Can Find Additional Information:

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination referenced in these materials when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Marvell and Galileo. Security holders may obtain a free copy of the joint proxy statement/prospectus, when it becomes available, and other related documents filed by Marvell and Galileo at the SEC's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the joint proxy statement/prospectus and the other documents may also be obtained by contacting Marvell, Attention: Denise Franklin, Director of Investor Relations, 645 Almanor Ave., Sunnyvale, CA 94085, (408) 222-2551; and/or Galileo, Attention: Mike Tate, Chief Financial Officer, 142 Charcot Ave., San Jose, CA, 95131, (408) 367-1400, ext. 244.

                                                                  EXECUTION COPY







--------------------------------------------------------------------------------






                               AGREEMENT OF MERGER



                          DATED AS OF OCTOBER 16, 2000

                                      AMONG

                         MARVELL TECHNOLOGY GROUP LTD.,

                            GALILEO TECHNOLOGY LTD.,

                                       AND

                            TOSHACK ACQUISITIONS LTD.






--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                                 Page
ARTICLE 1  THE MERGER..............................................................2

   SECTION 1.1.  THE MERGER........................................................2
   SECTION 1.2.  EFFECTIVE TIME....................................................2
   SECTION 1.3.  CLOSING OF THE MERGER.............................................2
   SECTION 1.4.  CONVERSION OF SHARES..............................................2
   SECTION 1.5.  EXCHANGE OF CERTIFICATES..........................................3
   SECTION 1.6.  STOCK OPTIONS.....................................................5

ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...........................6

   SECTION 2.1.  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES; INVESTMENTS.........6
   SECTION 2.2.  CAPITALIZATION OF THE COMPANY AND ITS SUBSIDIARIES................7
   SECTION 2.3.  AUTHORITY RELATIVE TO THIS AGREEMENT; RECOMMENDATION..............8
   SECTION 2.4.  SEC REPORTS; FINANCIAL STATEMENTS.................................9
   SECTION 2.5.  INFORMATION SUPPLIED.............................................10
   SECTION 2.6.  CONSENTS AND APPROVALS; NO VIOLATIONS............................10
   SECTION 2.7.  NO DEFAULT.......................................................12
   SECTION 2.8.  NO UNDISCLOSED LIABILITIES; ABSENCE OF CHANGES...................12
   SECTION 2.9.  LITIGATION.......................................................13
   SECTION 2.10. COMPLIANCE WITH APPLICABLE LAW...................................14
   SECTION 2.11. FOUNDRY RELATIONSHIPS............................................14
   SECTION 2.12. ENVIRONMENTAL LAWS AND REGULATIONS...............................14
   SECTION 2.13. TAXES............................................................15
   SECTION 2.14. INTELLECTUAL PROPERTY............................................17
   SECTION 2.15. INSURANCE........................................................20
   SECTION 2.16. CERTAIN BUSINESS PRACTICES.......................................20
   SECTION 2.17  TITLE TO PROPERTIES..............................................20
   SECTION 2.18. PRODUCT WARRANTIES...............................................21
   SECTION 2.19. SUPPLIERS AND CUSTOMERS..........................................21
   SECTION 2.20. GRANTS, INCENTIVES AND SUBSIDIES.................................21
   SECTION 2.21. OPINION OF FINANCIAL ADVISER.....................................22
   SECTION 2.22. AFFILIATES.......................................................22
   SECTION 2.23. BROKERS..........................................................22
   SECTION 2.24. EMPLOYEE BENEFITS................................................22
   SECTION 2.25. LABOR AND EMPLOYMENT MATTERS.....................................25

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION...............26

   SECTION 3.1.  ORGANIZATION.....................................................26
   SECTION 3.2.  CAPITALIZATION OF PARENT AND ITS SUBSIDIARIES....................27
   SECTION 3.3.  AUTHORITY RELATIVE TO THIS AGREEMENT.............................28
   SECTION 3.4.  SEC REPORTS; FINANCIAL STATEMENTS................................29
   SECTION 3.5.  INFORMATION SUPPLIED.............................................29
   SECTION 3.6.  CONSENTS AND APPROVALS; NO VIOLATIONS............................29
   SECTION 3.7.  LITIGATION.......................................................30

   SECTION 3.8.  NO DEFAULT.......................................................31
   SECTION 3.9.  OPINION OF FINANCIAL ADVISOR.....................................31
   SECTION 3.10. BROKERS..........................................................31
   SECTION 3.11. NO PRIOR ACTIVITIES..............................................31
   SECTION 3.12. NO UNDISCLOSED LIABILITIES; ABSENCE OF CHANGES...................31
   SECTION 3.13. COMPLIANCE WITH APPLICABLE LAW...................................31
   SECTION 3.14. AFFILIATES.......................................................32
   SECTION 3.15. INTELLECTUAL PROPERTY............................................32
   SECTION 3.16  ENVIRONMENTAL LAWS AND REGULATIONS...............................34
   SECTION 3.17  TAXES............................................................36
   SECTION 3.18  EMPLOYEE BENEFITS................................................36
   SECTION 3.19. CERTAIN BUSINESS PRACTICES.......................................38

ARTICLE 4  COVENANTS..............................................................38

   SECTION 4.1.  CONDUCT OF BUSINESS OF THE COMPANY...............................38
   SECTION 4.2.  CONDUCT OF BUSINESS OF PARENT....................................40
   SECTION 4.3.  MERGER PROPOSAL; SHAREHOLDERS' MEETINGS; PREPARATION OF
                    FORM S-4 AND THE PROXY STATEMENT..............................42
   SECTION 4.4.  OTHER POTENTIAL ACQUIRERS........................................44
   SECTION 4.5   ISRAELI APPROVALS................................................45
   SECTION 4.6   ISRAELI INCOME TAX RULING........................................46
   SECTION 4.7.  ISRAELI SECURITIES LAW EXEMPTION.................................47
   SECTION 4.8.  NASDAQ NATIONAL MARKET...........................................47
   SECTION 4.9.  ACCESS TO INFORMATION............................................48
   SECTION 4.10. CERTAIN FILINGS; REASONABLE BEST EFFORTS.........................48
   SECTION 4.11. PUBLIC ANNOUNCEMENTS.............................................49
   SECTION 4.12. INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE...........49
   SECTION 4.13. NOTIFICATION OF CERTAIN MATTERS..................................51
   SECTION 4.14. AFFILIATES.......................................................51
   SECTION 4.15. ADDITIONS TO AND MODIFICATION OF COMPANY DISCLOSURE SCHEDULE.....52
   SECTION 4.16. PARENT BOARD OF DIRECTORS........................................52
   SECTION 4.17. CERTAIN EMPLOYEE MATTERS.........................................52

ARTICLE 5  CONDITIONS TO CONSUMMATION OF THE MERGER...............................53

   SECTION 5.1.  CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER......53
   SECTION 5.2.  CONDITIONS TO THE OBLIGATIONS OF THE COMPANY.....................54
   SECTION 5.3.  CONDITIONS TO THE OBLIGATIONS OF PARENT AND ACQUISITION..........55

ARTICLE 6  TERMINATION; AMENDMENT; WAIVER.........................................56

   SECTION 6.1.  TERMINATION......................................................56
   SECTION 6.2.  EFFECT OF TERMINATION............................................57
   SECTION 6.3.  FEES AND EXPENSES................................................57
   SECTION 6.4.  AMENDMENT........................................................59
   SECTION 6.5.  EXTENSION; WAIVER................................................59

ARTICLE 7  MISCELLANEOUS..........................................................60

   SECTION 7.1.  NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES....................60
   SECTION 7.2.  ENTIRE AGREEMENT; ASSIGNMENT.....................................60
   SECTION 7.3.  VALIDITY.........................................................60
   SECTION 7.4.  NOTICES..........................................................60
   SECTION 7.5.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL....................62
   SECTION 7.6.  DESCRIPTIVE HEADINGS.............................................63
   SECTION 7.7.  PARTIES IN INTEREST..............................................63
   SECTION 7.8.  CERTAIN DEFINITIONS..............................................63
   SECTION 7.9.  PERSONAL LIABILITY...............................................64
   SECTION 7.10. SPECIFIC PERFORMANCE.............................................64
   SECTION 7.12. COUNTERPARTS.....................................................64

                                    TABLE OF EXHIBITS

Exhibit A..................Form of Stock Option Agreement
Exhibit B..................Form of Irrevocable Proxy
Exhibit C..................Form of Parent Voting Agreement
Exhibit D..................[Intentionally omitted]
Exhibit E-1................Form of Representations related to Tax Matters of the
                           Company
Exhibit E-2................Form of Representations related to Tax Matters of
                           Parent and Acquisition

                             TABLE OF DEFINED TERMS

                                 Cross Reference
Term                              in Agreement                           Page
----                             ---------------                         ----
Acquisition Preamble, .....................................................1
Affiliate Section 7.8(a),.................................................62
Agreement Preamble, .......................................................1
Applicable Law Section 7.8(b),............................................62
Business Day Section 7.8(c), .............................................62
Capital Stock Section 7.8(d),.............................................62
Certificates Section 1.5(b),...............................................3
Claims Section 3.16, .....................................................34
Closing Date Section 1.3, .................................................2
Closing Section 1.3, ......................................................2
Companies Law Section 1.1, ................................................2
Company Affiliates Section 2.22,..........................................22
Company Approval Matters Section 4.3(b),..................................41
Company Board Section 2.3(a), .............................................8
Company Disclosure Schedule Article 2, ....................................6
Company Employee Plan Section 2.24(a)(iii), ..............................22
Company Financial Adviser Section 2.21, ..................................22
Company Permits Section 2.10, ............................................14
Company Plans Section 1.6(a), .............................................5
Company Preamble, .........................................................1
Company Property Section 2.12, ...........................................14
Company SEC Reports Section 2.4(a),........................................9
Company Securities Section 2.2(a), ........................................7
Company Shareholder Meeting Section 2.5, .................................10
Company Stock Option(s) Section 1.6(a), ...................................5
Copyrights Section 2.14(a), ..............................................17
DOL Section 2.24(b), .....................................................23
Effect of Transaction Section 3.18(e), ...................................36
Effective Time Section 1.2, ...............................................2
Employee Agreement Section 2.24(a)(vi), ..................................22
Employee Plan Compliance Section 3.18(c), ................................36
Employee Plan Section 2.24(a)(iv), .......................................22
Employee Plans Section 3.18(b), ..........................................35
Employee Section 2.24(a)(v), .............................................22
Environmental Claims Section 2.12, .......................................15
Environmental Claims Section 3.16, .......................................34
Environmental Law Section 2.12, ..........................................15
Environmental Law Section 3.16, ..........................................34
ERISA Affiliate Section 2.24(a)(ii), .....................................22
ERISA Section 2.24(a)(i), ................................................22
Excess Parachute Payment Section 2.24(f)(2), .............................24

Exchange Act Section 2.2(c), ..............................................8
Exchange Agent Section 1.5(a), ............................................3
Exchange Fund Section 1.5(a), .............................................3
Exchange Ratio Section 1.4(b), ............................................3
Final Date Section 6.1(b), ...............................................55
Foreign Plan Section 2.24(k), ............................................24
Foreign Plan Section 3.18(k), ............................................36
Foreign Plans Section 3.18(f), ...........................................36
Form S-4 Section 2.5, ....................................................10
Governmental Entity Section 2.6(a), ......................................11
Hazardous Materials Section 2.12, ........................................14
Hazardous Materials Section 3.16, ........................................34
HSR Act Section 2.6(a), ..................................................10
Inbound License Agreements Section 2.14(e), ..............................18
Incentive Stock Options (ISOs) Section 1.6(a), ............................6
Include (including) Section 7.8(f), ......................................62
Indemnified Liabilities Section 4.12(a), .................................49
Indemnified Persons Section 4.12(a), .....................................48
Insured Parties Section 4.12(c), .........................................50
Intellectual Property Section 2.14(a), ...................................17
IRS Section 2.24(a)(vii), ................................................23
Israeli Income Tax Ruling Section 4.6, ...................................46
Israeli Securities Exemption Section 4.7, ................................46
Knowledge or Known Section 7.8(e), .......................................62
License Agreements Section 2.14(e), ......................................18
Lien Section 2.2(b), ......................................................8
Material Adverse Effect Section 7.8(g), ..................................62
Merger Consideration Section 1.4(a), ......................................3
Merger Proposal Section 4.3(a), ..........................................41
Merger Section 1.1, .......................................................2
Notice of Superior Proposal Section 4.4(b), ..............................44
OCS Section 2.6(a), ......................................................10
Opinion of Parent Financial Advisor Section 3.9, .........................30
Other Interests Section 2.1(c, ............................................7
Outbound License Agreements Section 2.14(e), .............................18
Parent Affiliates Section 3.14, ..........................................31
Parent Approval Matters Section 4.3(c), ..................................42
Parent Bye-Laws Section 3.3(c), ..........................................27
Parent Common Stock  Section 3.2(a), .....................................26
Parent Common Stock Section 1.4(a), .......................................3
Parent Employee Plan Section 3.18(a)(i), .................................35
Parent Financial Advisor Section 3.9, ....................................30
Parent Permits Section 3.13, .............................................31
Parent Preamble, ..........................................................1
Parent Property Section 3.16, ............................................34
Parent Requisite Vote Section 3.3(c), ....................................28
Parent SEC Reports Section 3.4(a), .......................................28

Parent Special Meeting Section 4.3(c), ...................................42
Patents Section 2.14(a), .................................................17
Pension Plans Section 3.18(d), ...........................................36
Person Section 7.8(h), ...................................................63
Prohibited Transaction Section 2.24(c), ..................................23
Prohibited Transaction Section 3.18(c), ..................................36
Proxy Statement Section 4.3(d), ..........................................42
Release Section 2.12, ....................................................15
Release Section 3.16, ....................................................34
SEC Section 2.4(a), .......................................................9
Securities Act Section 2.4(a), ............................................9
Share(s) Section 1.4(a), ..................................................2
Shareholder Approval Notice Section 4.3(b), ..............................42
Shareholder Approval Notices Section 1.2, .................................2
Software Section 2.14(l), 20, ............................................33
Stock Option Agreement Section 2.3(a), ....................................8
Subsidiary or subsidiaries Section 7.8(i), ...............................63
Superior Proposal Section 4.4(c), ........................................44
Supply Contracts Section 2.11, ...........................................14
Surviving Corporation Section 1.1, ........................................2
Tax or Taxes Section 2.13(a)(i), .........................................15
Tax Return Section 2.13(a)(ii), ..........................................16
Third Party Acquisition Section 4.4(c), ..................................44, 57
Third Party Section 4.4(c), ..............................................44, 57
Trade Secrets Section 2.14(a), ...........................................17
Trademarks Section 2.14(a), ..............................................17

                               AGREEMENT OF MERGER



        THIS AGREEMENT OF MERGER (this "Agreement") dated as of October 16, 2000, is by and among GALILEO TECHNOLOGY LTD., an Israeli corporation (the "Company"), MARVELL TECHNOLOGY GROUP LTD., a Bermuda corporation ("Parent"), and TOSHACK ACQUISITIONS LTD., an Israeli corporation and a direct wholly-owned subsidiary of Parent ("Acquisition"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 7.8 of this Agreement.

        WHEREAS, Parent, the Company and Acquisition intend to effect a Merger (as defined below) of Acquisition into the Company in accordance with this Agreement and the Israeli Companies Law-5759-1999 (the "Companies Law") pursuant to which Acquisition will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

        WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger is advisable and fair and in the best interests of their respective companies and shareholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the Merger is intended to constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code (as defined below);

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and the Company have entered into a Stock Option Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option to purchase ordinary shares of the Company under certain circumstances;

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Parent's willingness to enter into this Agreement, certain shareholders of the Company have entered into an Irrevocable Proxy, dated as of the date of this Agreement, in the form attached hereto as Exhibit B, pursuant to which such shareholders have directed the proxyholder to vote all voting securities of the Company beneficially owned by them in favor of approval and adoption of this Agreement and the Merger; and

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, certain shareholders of Parent have entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit C, pursuant to which such shareholders have agreed to vote all voting securities of Parent beneficially owned by them in favor of approval and adoption of this Agreement and the Merger.

        NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:


                                    ARTICLE 1

                                   THE MERGER

        Section 1.1. The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law, Acquisition (as the target company (Chevrat Ha 'Ya'ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha 'Koletet)) (the "Merger"). Following the Merger, the Company (a) shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease, (b) shall be governed by the laws of the State of Israel, (c) shall maintain a registered office in the State of Israel, and (d) shall succeed to and assume all of the rights, properties and obligations of Acquisition and the Company in accordance with the Companies Law. Parent, as the sole shareholder of Acquisition, hereby undertakes to approve the Merger and this Agreement at the general shareholders meeting of Acquisition.

        Section 1.2. Effective Time. The Merger shall become effective after the delivery of shareholder approval notices (the "Shareholder Approval Notices") of both the Company and Acquisition to the Companies Registrar and upon the issuance of a certificate of merger by the Companies Registrar in accordance with Section 323(5) of the Companies Law after the expiration of the 70 day waiting period set forth in such Section 323 (the "Effective Time"). The parties agree to deliver the Shareholder Approval Notices to the Companies Registrar in accordance with the Companies Law on or before the Closing Date (as defined below) so that the certificate of merger may issue on the Closing Date.

        Section 1.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California 94304, unless another time, date or place is agreed to in writing by the parties hereto.

        Section 1.4.  Conversion of Shares.

        (a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Acquisition, or any shareholder of Parent, Company and Acquisition, each ordinary share of the Company, par value NIS 0.01 per share (individually a "Share" and collectively the "Shares"), issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury and (ii) Shares held by Parent or Acquisition) shall, by virtue of the Merger and without any action on the part of

Acquisition, the Company or the holder thereof, be exchanged into and shall become a number of fully paid and nonassessable shares of common stock, par value $0.002 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined below) (the "Merger Consideration"). Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

        (b) The "Exchange Ratio" shall be 0.674.

        (c) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Acquisition, or any shareholder of Parent, the Company and Acquisition, each outstanding ordinary share of Acquisition shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

        (d) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent and Acquisition immediately prior to the Effective Time shall remain outstanding, shall not be exchanged under Section 1.4(a) and no shares of Parent Common Stock shall be delivered with respect thereto.

        Section 1.5.  Exchange of Certificates.

        (a) At the Effective Time, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition and reasonably acceptable to the Company (the "Exchange Agent") for the benefit of the holders of Shares for exchange in accordance with this
Article I: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to Section 1.4; and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares.

        (b) As soon as reasonably practicable after the Effective Time (but not later than five business days thereafter), the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "Certificates") and whose Shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.4: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article I, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.5, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 1.5.

        (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.5(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.5(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that is payable with respect to such whole shares of Parent Common Stock.

        (d) In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent may, in its reasonable discretion, require the delivery of a suitable bond or indemnity against any claim that may be made against it with respect to such Certificate.

        (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof and any cash paid pursuant to Section 1.5(c) or 1.5(f) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares; subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the date hereof that remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by

Parent. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

        (f) No fractions of a share of Parent Common Stock shall be issued in the Merger but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying the closing price for a share of Parent Common Stock on the Nasdaq National Market (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) on the date of the Effective Time by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

        (g) Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company upon the expiration of three hundred and sixty five (365) days after the Effective Time shall be delivered to Parent upon demand and any former shareholders of the Company who have not theretofore complied with this Article 1 shall thereafter look only to Parent as general creditors for payment of their claim for Parent Common Stock and cash in lieu of fractional shares, as the case may be, and any applicable dividends or distributions with respect to Parent Common Stock.

        (h) Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

        Section 1.6.  Stock Options.

        (a) At the Effective Time, each outstanding option, warrant or other right to purchase Shares (a "Company Stock Option" or collectively "Company Stock Options") issued pursuant to the Galileo 1997 Employees' Stock Option Plan, the Galileo 1997 GTI Stock Option Plan and the Galileo 1998 Non Employee Directors' Stock Option Plan, or other agreement or arrangement, whether vested or unvested, shall be converted as of the Effective Time into an option, warrant or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 1.6. All plans or agreements described above pursuant to which any Company Stock Option has been issued or may be issued other than outstanding warrants or rights are referred to collectively as the "Company Plans." Each Company Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded up to the nearest whole share) that the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option or warrant in full immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Stock Option divided by (y) the Exchange Ratio; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under
Section 422 of the Code ("incentive stock options" or "ISOs"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

        (b) Within fifteen (15) business days after the Effective Time, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Company Stock Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.6 after giving effect to the Merger). Parent shall assume and comply with the terms of the Company Plans and ensure, to the extent required by and subject to the provisions of such Company Plans, that Company Stock Options that qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

        (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed in accordance with this Section 1.6. As soon as practicable after the Effective Time, Parent shall, if no registration statement is in effect covering such Parent shares, file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to any Company Stock Options to the extent registrable on Form S-8 (or any successor form) and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

        (d) At or before the Effective Time, the Company shall, to the extent reasonably necessary, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 1.6.


                                    ARTICLE 2

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent in accordance with Section 4.15 that:

        Section 2.1.  Organization and Qualification; Subsidiaries; Investments.

        (a) Section 2.1(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Company's directly or indirectly owned subsidiaries and foreign branch offices, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation) in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

        (b) Each of the Company and its subsidiaries is duly qualified or licensed and, to the extent such concept exists under applicable law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

        (c) Except as otherwise disclosed in the Company SEC Reports (as defined below) or Section 2.1(c) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries have any equity investment in an amount of Five Hundred Thousand Dollars ($500,000) or more or that represents a five percent (5%) or greater ownership interest in the subject of such investment made by the Company or any of its subsidiaries in any person other than the Company's subsidiaries ("Other Interests"). The Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens (as defined below).

        Section 2.2.  Capitalization of the Company and its Subsidiaries.

        (a) The authorized share capital of the Company consists of 1,000,000 NIS, divided into 100,000,000 Shares, of which, as of October 6, 2000, 42,973,767 Shares were issued and outstanding. Between October 6, 2000 and the date hereof, no Shares have been issued other than pursuant to Company Stock Options already in existence on such first date, and between October 6, 2000 and the date hereof, except as disclosed in Section 2.2(a) of the Company Disclosure Schedule, no stock options have been granted. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of October 3, 2000, approximately 9,254,772 Shares were reserved for issuance and 8,999,472 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options. Except as set forth above, there are outstanding (i) no shares or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports, no obligations of the Company or any of its subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). As of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

        (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). There are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from the Company or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include
(i) statutory liens for Taxes (as defined below) that are not yet due and payable, (ii) statutory liens for Taxes that are being contested in good faith by appropriate proceedings and are disclosed in Section 2.13 of the Company Disclosure Schedule or Section 3.2 of Parent Disclosure Schedule, as applicable, or that are otherwise not material, (iii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iv) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (vi) restrictions on transfer of securities imposed by applicable state and federal (United States or foreign) securities laws or the governing documents of the Company or Parent, as applicable. The record list of shareholders of the Company contains less than 35 shareholders whose addresses are in Israel and the Company does not have records of beneficial ownership of shares that would show that, in the aggregate, there are more than 35 holders of Shares resident in Israel.

        (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Section 2.3.  Authority Relative to this Agreement; Recommendation.

        (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement, and, subject to receipt of the required shareholder vote (as described below), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Board of Directors of the Company (the "Company Board"), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Stock Option Agreement, or to consummate the transactions contemplated hereby or thereby, except the receipt of the required shareholder vote. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by the Company and constitute the valid, legal and binding agreements of the Company, enforceable against the Company in accordance with their terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

        (b) Without limiting the generality of the foregoing, the Board of Directors of the Company has unanimously (i) approved this Agreement, the Stock Option Agreement, and the transactions contemplated thereby and hereby, (ii) resolved to recommend approval and adoption of this Agreement and the transactions contemplated hereby to the Company's shareholders, and (iii) as of the date hereof has not withdrawn or modified such approval or resolution to recommend.

        (c) Assuming neither Parent nor Acquisition, nor any of their affiliates (as such term is described in Section 320(c) of the Companies Law), (i) own or hold any Shares, or (ii) vote any Shares they own, the affirmative vote of 75% of the voting power of the Shares present and voting at the Company Shareholder Meeting is the only vote of the holders of any securities of the Company necessary to approve the Merger (the "Company Requisite Vote"). The quorum required for the Company Shareholder Meeting is two shareholders who hold at least 60% of the voting rights of the issued share capital of the Company. No vote or approval of (i) any creditor of the Company or its subsidiaries (subject to the rights of creditors under Section 319 of the Companies Law), (ii) any holder of any option or warrant granted by the Company or its subsidiaries, or
(iii) any shareholder of the Company's subsidiaries is necessary in order to approve or permit the consummation of the Merger.

        Section 2.4.  SEC Reports; Financial Statements.

        (a) The Company has filed all required forms, reports and documents ("Company SEC Reports") with the Securities and Exchange Commission (the "SEC") since July 28, 1997, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations or warranties in this Section 2.4(a) as a result of any changes to the Company SEC Reports that the Company may make in response to comments received from the SEC on the Form S-4. The Company is a "foreign private issuer" as such term is defined under Rule 3b-4(c) promulgated by the SEC under the Exchange Act.

        (b) The Company has heretofore made, and hereafter will make, available to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

        Section 2.5. Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, and any amendment or supplement thereto (the "Form S-4") will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made or (ii) the Proxy Statement relating to the general meeting of the Company's shareholders to be held in connection with the Merger (the "Company Shareholder Meeting") will, at the date mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement insofar as it relates to the Company Shareholder Meeting to vote on the Merger will comply as to form in all material respects with the provisions of applicable Israeli law. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition that is contained in or omitted from any of the foregoing documents.

        Section 2.6.  Consents and Approvals; No Violations.

        (a) Except as set forth in Section 2.6(a) of the Company Disclosure Schedule, and except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of non-Israeli or U.S. Governmental Entities (as defined below), to the extent required by Applicable Law, the consent of the Israeli Controller of Restrictive Trade Practices, to the extent required pursuant to the Restrictive Trade Practices Law (1968), the filing and recordation of the Merger Proposal and the Shareholders Approval Notice and other filings as required by the Companies Law, and the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry and Commerce (the "OCS") and the approval of the Israeli Investment Center in the Israeli Ministry of Industry and Commerce (the "Investment Center"), no filing with or notice to and no permit, authorization, consent or approval of any Israeli, United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby except for such filings, notices, permits, authorizations, consents or approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

        (b) Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement or the Stock Option Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the respective memorandum of association and articles of association and other charter documents (or similar governing documents) of the Company or any of its subsidiaries, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract (as defined below)), agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound,
(iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other person the right to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is subject, (v) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant (as hereinafter defined) given by any Governmental Entity (or any benefit provided or available thereunder) or other permit, license, consent, authorization, grant, benefit, right that is held by the Company or that otherwise relates to the business or assets of the Company, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, have any of the effects set forth in clauses (i) through (v) of this Section; in each case (other than clause (i) hereof) other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on the Company. Section 2.6 of the Company Disclosure Schedule lists all holders of any material indebtedness of the Company or its subsidiaries, the lessors of any material property leased by the Company or its subsidiaries and the other parties to any material agreements to which the Company or its subsidiaries is a party in each case whose consent to the Merger is required.

        Section 2.7. No Default. Except as set forth in Section 2.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association and articles of association and other charter documents (or similar governing documents), (b) any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets may be bound or (c) any material Applicable Law, the consequence of which breach, default or violation does or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 2.8. No Undisclosed Liabilities; Absence of Changes. The Company has provided Parent true and accurate copies of its material agreements as described in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, or as incurred by the Company in the ordinary and usual course of business consistent with past practice, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except for such liabilities or obligations which do or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, since December 31, 1999, there have been no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in
Section 2.8 of the Company Disclosure Schedule or as otherwise permitted pursuant to this Agreement, since December 31, 1999, the Company and its subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of such businesses consistent with past practices, and there has not been (other than under this Agreement) any:

               (i) material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, not covered by insurance;

               (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries;

               (iii) amendment of any material term of any outstanding security of the Company or any of its subsidiaries;

               (iv) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

               (v) creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

               (vi) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than (x) loans or advances to employees in connection with business-related travel, (y) loans made to employees consistent with past practices that are not in the aggregate in excess of Fifty Thousand Dollars ($50,000), and (z) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices;

               (vii) transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition (by sale, license or otherwise) or disposition (by sale, license or otherwise) of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in any such case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

               (viii) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or

               (ix) change by the Company or any of its subsidiaries in its accounting principles, practices or methods.

        Since December 31, 1999, except as disclosed in the Company SEC Reports filed prior to the date hereof or increases in the ordinary course of business consistent with past practices, there has not been any increase in the compensation or other consideration payable or that could become payable by the Company or any of its subsidiaries to (a) executive officers of the Company or any of its subsidiaries or (b) any employee of the Company or any of its subsidiaries whose annual compensation is One Hundred Thousand Dollars ($100,000) or more.

        Section 2.9. Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.9 of the Company Disclosure Schedule, to the knowledge of the Company there is no suit, claim, action, arbitration, proceeding or investigation pending or threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that could, if adversely determined, have a Material Adverse Effect on the Company or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by the Company in the Company SEC Reports, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby or have a Material Adverse Effect on the Company.

        Section 2.10. Compliance with Applicable Law. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits") except where the failure to hold any Permit could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, (a) the Company and its subsidiaries are in compliance with the terms of the Company Permits, (b) the businesses of the Company and its subsidiaries have been and are being conducted in compliance with all Applicable Laws and (c) no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, except to the extent that any noncompliance could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

        Section 2.11. Foundry Relationships. Section 2.11 of the Company Disclosure Schedule sets forth a complete and correct description of each and every (a) foundry relationship, wafer manufacturing and fabricating agreement, understanding or commitment, and (b) integrated circuit die or device purchase, supply or service agreement, understanding or commitment, used by or in connection with the Company's business, in whole or in part, whether written or oral ("Supply Contracts").

        Section 2.12.  Environmental Laws and Regulations.

        Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property; (c) there are no past, pending or, to the Company's knowledge, threatened Environmental Claims against the Company or any of its subsidiaries or any Company Property; and (d) to the Company's knowledge there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company or any Company Property that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of its subsidiaries or any Company Property.

        For purposes of this Agreement, (a) "Company Property" means any real property and improvements owned, leased or operated by the Company or any of its

Subsidiaries; (b) "Hazardous Materials" means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity; (c) "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sections 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Sections 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq.; the Clean Air Act, 42 U.S.C. Sections 7401 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Sections 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. Sections 300(f) et seq.; and their state and local counterparts and equivalents; (d) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause
(e), "Claims"), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (f) "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

        Section 2.13.  Taxes.

        (a) Definitions. For purposes of this Agreement:

               (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or

(B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

               (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

        (b) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, the Company and its subsidiaries have duly and timely filed all material Tax Returns required to be filed (after taking into account all available extensions) and have timely paid or adequately provided for in accordance with United States generally accepted accounting principles all Taxes due in respect of the periods covered by such Tax Returns, except, in each case, where the failure so to file, pay or provide would not have a Material Adverse Effect on the Company.

        (c) No material penalty, interest or other charge is due or has been asserted in writing as of the date of this Agreement, with respect to the late filing of any Tax Return or late payment of any Tax, except where such penalty, interest or other charges will not have a Material Adverse Effect on the Company. Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, as of the date of this Agreement no material claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority relating to a material Tax nor does the Company have knowledge of any such threatened action, proceeding or investigation.

        (d) Except as set forth in Section 2.13(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any obligation under any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

        (e) Section 2.13(e) of the Company Disclosure Schedule, together with the Company's annual report on Form 20-F for the year ended December 31, 1999, lists each material tax incentive granted to the Company and its subsidiaries under the laws of the State of Israel, the period for which such tax incentive applies, and the nature of such tax incentive. The Company and its subsidiaries have complied with all material requirements of Israeli law to be entitled to claim all such incentives. Subject to the receipt of the approvals set forth in
Section 2.6 of the Company's Disclosure Schedule and compliance by the Surviving Corporation with the applicable requirements and conditions, to the Company's knowledge, the consummation of the Merger will not adversely affect the remaining duration of the incentive or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Entity is required, other than as contemplated by Section 2.6, prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such incentive.

        Section 2.14.  Intellectual Property.

        (a) Section 2.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company's and each of its subsidiary's United States and foreign (i) patents and patent applications; (ii) Trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its subsidiaries. For purposes of this Agreement, "Intellectual Property" means: (A) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, "Trademarks"); (B) patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents");
(C) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively "Copyrights"); (D) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and (E) with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets"). The Company's and each of its subsidiary's Trademarks, Patents, Copyrights and Trade Secrets are sometimes referred to hereinafter as the "Company Trademarks," "Company Patents," "Company Copyrights" and "Company Trade Secrets," respectively.

        (b) Trademarks.

               (i) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

               (ii) No material registered Company Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

               (iii) To the knowledge of the Company, there has been no prior use of any material Company Trademark by any third party that confers upon such third party superior rights in any such Company Trademark.

        (c) Patents.

               (i) All Company Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

               (ii) No Company Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

               (iii) To the knowledge of the Company, there is no patent or patent application of any person that conflicts in any material respect with any Company Patent or invalidates any claim the Company has in any Company Patent.

        (d) Trade Secrets.

               (i) The Company has taken reasonable steps in accordance with normal industry practice to protect the Company's rights in confidential information and Company Trade Secrets.

               (ii) Without limiting the generality of Section 2.14(d)(i) and except as would not be materially adverse to the Company or its business, the Company enforces and has enforced a policy of requiring each relevant employee, consultant and contractor to execute "work for hire" (or similar arrangements under Applicable Law), proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms that effectively and exclusively assign to the Company or one of its subsidiaries rights to any Intellectual Property relating to the business of the Company or its subsidiaries created in the course of performance of work for the Company or one of its subsidiaries. Except under confidentiality obligations, to the knowledge of the Company there has been no disclosure by the Company or any subsidiary of material confidential information or Company Trade Secrets. The Company has provided Parent a copy of its trade secret protection policy.

        (e) License Agreements. Section 2.14(e)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property, other than software commercially available on reasonable terms to any person for a license fee of no more than One Hundred Thousand Dollars ($100,000) in the aggregate (collectively, the "Company Inbound License Agreements"), indicating for each the title and the parties thereto. Section 2.14(e)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its subsidiaries licenses software or grants other rights in or rights to use or practice under any Intellectual Property, excluding licenses with customers that in the twelve-month period prior to the date hereof have purchased or licensed products for which the total payments to the Company and its subsidiaries did not exceed One Hundred Thousand Dollars ($100,000) in the aggregate (collectively, the "Company Outbound License Agreements," and with the Company Inbound License Agreements, the "Company License Agreements"), indicating for each the title and the parties thereto. There is no material outstanding or, to the Company's knowledge, threatened dispute or disagreement with respect to any Company Inbound License Agreement or any Company Outbound License Agreement.

        (f) Ownership; Sufficiency of IP Assets. The Company or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in their respective businesses as currently conducted. The Intellectual Property identified in Section 2.14(a) of the Company Disclosure Schedule, together with the Company's and its subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Company Inbound License Agreements, constitute all the material Intellectual Property rights used or necessary in the operation of the Company's and its subsidiaries' businesses as they are currently conducted.

        (g) Protection of IP. The Company has taken reasonable and customary steps to protect the Intellectual Property of the Company and its subsidiaries.

        (h) No Infringement by the Company. The products used, manufactured, marketed, sold or licensed by the Company, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

        (i) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Company SEC Reports, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to the Company's knowledge, no notice or other claim has been received by the Company within the one (1) year prior to the date of this Agreement, nor is the Company aware of any facts or circumstances that in the Company's reasonable judgment could be expected to give rise to any material claim, (i) alleging that the Company or any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company. Except as specifically disclosed in one or more Sections of the Company Disclosure Schedules pursuant to this
Section 2.14, no Intellectual Property owned or licensed by the Company or any of its subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any such subsidiary or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person.

        (j) No Infringement by Third Parties. Except as and to the extent publicly disclosed in the Company SEC Reports or as set forth in Section 2.14(j) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Company or any of its subsidiaries, and no such claims have been brought against any third party by the Company or any of its subsidiaries.

        (k) Assignment; Change of Control. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under the Company License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

        (l) Software. The Software owned or purported to be owned by the Company or any of its subsidiaries, was either (i) developed by employees of the Company or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or a subsidiary from a third party. Except as set forth in
Section 2.14(l) of the Company Disclosure Schedule, to the Company's knowledge, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Company or any of its subsidiaries, except for such materials or development environments obtained by the Company or any of its subsidiaries from other persons who make such materials or development environments commercially available to purchasers or end-users. For purposes of this Section 2.14(l), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and
(iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

        Section 2.15. Insurance. The insurance policies maintained by the Company and its subsidiaries have been issued by insurers which, to the Company's knowledge, are reputable and financially sound. Such policies provide coverage for the operations conducted by the Company and its subsidiaries of a scope and coverage consistent with customary industry practice of similarly situated companies in the same or similar businesses.

        Section 2.16. Certain Business Practices. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity,
(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

        Section 2.17. Title to Properties. Except as set forth in Section 2.17 of the Company Disclosure Schedule, and except for merchandise and other property sold, used or otherwise disposed of in the ordinary course of business, the Company and each of its subsidiaries has good and marketable title to, or, in the case of leased properties and assets a valid leasehold interest in, the real and personal property reflected in the Company's most recent balance sheet included in the Company SEC Reports, except where the failure to have such good, valid and marketable title or leasehold interest could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, in each case, subject to no Liens, except for (a) Liens reflected in the Company SEC Reports, (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of its subsidiaries in the operation of their respective businesses, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and (d) Liens which could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, each of the Company and its subsidiaries is in compliance with the terms of all leases of real or personal properties to which it is a party or under which it is in occupancy, and all such leases are in full force and effect.

        Section 2.18. Product Warranties. Except as set forth in Section 2.18 of the Company Disclosure Schedule, there have not been any material deviations from any warranties and guaranties of the Company or any of its subsidiaries currently in effect with respect to its products, and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties. To the Company's knowledge, neither the Company nor any of its subsidiaries has made any material oral warranty or guaranty with respect to its products.

        Section 2.19. Suppliers and Customers. The documents and information supplied by the Company to Parent or any of its representatives in connection with this Agreement with respect to relationships and volumes of business done with its significant suppliers and customers are accurate in all material respects.

        Section 2.20. Grants, Incentives and Subsidies. Section 2.20 of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, "Grants") from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company, including, without limitation, (i) Approved Enterprise Status from the Investment Center and (ii) grants from the Office of the Chief Scientist (the "OCS"). The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Company and of all letters of approval, and supplements thereto, granted to the Company (except for OCS grants, with respect to which such documents will be provided within five (5) days after the date hereof). Without limiting the generality of the above,
Section 2.20 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company. The Company is in compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in
Section 2.20 of the Company Disclosure Schedule hereto, have duly fulfilled, in all material respects, all the undertakings relating thereto. Other than the transactions contemplated by this Agreement, the Company is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

        Section 2.21. Opinion of Financial Adviser. Salomon Smith Barney (the "Company Financial Adviser") has delivered to the Company Board its opinion to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Shares, a written copy of which will be received prior to the Closing, and a true and accurate copy of which will be delivered to Parent as soon as available but no later than the Closing. Such opinion has not been withdrawn, revoked or modified.

        Section 2.22. Affiliates. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.22 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act ("Company Affiliates").

        Section 2.23. Brokers. No broker, finder or investment banker (other than the Company Financial Adviser, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

        Section 2.24. Employee Benefits.

        (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

               (i) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

               (ii) "ERISA Affiliate" shall mean, with respect to any person, any other person under common control with the first person within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

               (iii) "Company Employee Plan" shall mean any Employee Plan for the benefit of any Employee with respect to the Company and pursuant to which the Company or any of its ERISA Affiliates has any liability contingent or otherwise;

               (iv) "Employee Plan" shall refer to each "employee benefit plan," within the meaning of Section 3(3) of ERISA and each stock option, stock purchase, stock bonus, retirement, health, disability insurance, or dependent care plan, policy or agreement;

               (v) "Employee" shall mean, with respect to any person, any current, former, or retired employee, director, or officer of the person or any of its ERISA Affiliates;

               (vi) "Employee Agreement" shall, with respect to any person, refer to each management, employment and consulting agreement as to which unsatisfied obligations (contingent or otherwise) of the person or any of its ERISA Affiliates are greater than Fifty Thousand Dollars ($50,000) and each signing bonus, relocation, repatriation, expatriation, or similar agreement between the person or any of its ERISA Affiliates and any Employee or consultant, as to which unsatisfied obligations (contingent or otherwise) of the person or any of its ERISA Affiliates are greater than Fifty Thousand Dollars ($50,000); and

               (vii) "IRS" shall mean the Internal Revenue Service.

        (b) Employee Plans. Section 2.24(b) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Except as and to the extent publicly disclosed in the Company SEC Reports or as set forth in Section 2.24(b) of the Company Disclosure Schedule, the Company has also made available to Parent or its counsel, where applicable, true, complete and correct copies of (i) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Company Employee Plan, (ii) the most recent actuarial and audit reports for each Pension Plan, and (iii) the most recent IRS determination letters and rulings received by the Company and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any Company Employee Plan.

        (c) Employee Plan Compliance. Except in each case for which non-compliance would not have a Material Adverse Effect (i) each Company Employee Plan has been established and maintained in accordance with its terms and all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iii) no Employee of the Company has committed a material breach of any responsibility imposed upon fiduciaries by Title I of ERISA with respect to any Company Employee Plan;
(iv) there are no judicial, regulatory, arbitration or similar proceedings pending, or, to the Company's knowledge, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) there are no inquiries, investigations, audits or proceedings pending or, to the Company's knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan or any related trust; (vi) neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Sections 4975 through 4980 of the Code; (vii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination opinion, notification or advisory letter with respect to such status from the IRS or has time remaining to apply under applicable Treasury Regulation or IRS pronouncement for a determination or opinion letter and to make any necessary amendments, and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan.

        (d) Pension Plans. None of the Company Employee Plans is or was subject to Code Section 412 or ERISA Section 302, or is a plan described in Sections 3(37), 4063 or 4064 of ERISA.

        (e) Post-Employment Obligations. Except as set forth in Section 2.24(e) of the Company Disclosure Schedule, no Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits coverage to any

Employee upon his or her retirement or termination of employment for any reason, except as (i) may be required by statute, (ii) to benefits the full cost of which are borne by Employees of the Company (or such Employees' beneficiaries or dependents), (iii) death or disability benefits under any of the Company Employee Plans, (iv) life insurance benefits for any Employee who dies while in service with the Company, or (v) continuing coverage until the end of the month in which retirement or termination of employment occurs.

        (f) Effect of Transaction.

               (i) Except as set forth in Section 2.24(f)(1) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise and including forgiveness of indebtedness), acceleration, vesting, distribution, increase in benefits under any Company Employee Plan or Employee Arrangement or compensation to any Employee, or obligation to fund compensation benefits with respect to any Employee.

               (ii) Except as set forth in Section 2.24(f)(2) of the Company Disclosure Schedule, no payment or benefit which will or may be made under any Company Employee Plan or Company Employee Agreement in connection with the consummation of the transactions contemplated hereby by the Company or Parent or any of their respective affiliates with respect to any Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

        (g) Stock Options. Section 2.24(g) of the Company Disclosure Schedule lists all outstanding Stock Options as of October 1, 2000, identifying for each such option: (i) the number of shares issuable, (ii) the number of vested shares, (iii) the date of expiration and (iv) the exercise price. Other than the automatic vesting of Stock Options that may occur without any action on the part of the Company or its officers or directors, the Company has not taken any action that would result in any Stock Options that are unvested becoming vested or their terms being extended in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        (h) Foreign Plans. Except as set forth in Section 2.24(h) of the Company Disclosure Schedule, with respect to any Company Employee Plan maintained for Employees outside of the United States (each a "Foreign Plan"): (i) each Foreign Plan and the manner in which it has been administered satisfies all Applicable Laws, (ii) all contributions to each Foreign Plan required through the Closing have been and will be made by the Company, (iii) each Foreign Plan is either fully funded (or fully insured) based upon generally accepted local actuarial and accounting practices and procedures or adequate accruals for each Foreign Plan have been made in the Company's financial statements in accordance with United States generally accepted accounting principles, (iv) there are no pending investigations by any Governmental Entity involving any Foreign Plan nor any pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan; and (v) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan. Without derogating from the above, the Company's obligations to provide severance pay to its employees are fully funded or have been properly provided for in the Company's financial statements attached to the Company SEC Reports in accordance with United States generally accepted accounting principles. All other liabilities of the Company relating to its employees (excluding liabilities for illness pay) were properly accrued in the Company's financial statements in accordance with United States generally accepted accounting principles.

        Section 2.25. Labor and Employment Matters. Except as set forth in
Section 2.25 of the Company Disclosure Schedule:

        (a) Neither the Company nor any of its subsidiaries are a party to or bound by any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization involving any of its employees, or, except for Company Benefit Plans and Employee Agreements listed in Section 2.24 of the Company's Disclosure Schedule is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of any jurisdiction in which the Company and its subsidiaries have employees, including without limitation the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association, and the Company has not been officially apprised that any petition has been filed or proceeding instituted by an employee or group of employees of the Company, or any of its subsidiaries, with any Governmental Entity seeking recognition of a bargaining representative. Except as set forth in Section 2.24 or 2.25 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have or are subject to, and no employee of the Company or any of its subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to termination of employment. All of the employees of the Company and its subsidiaries are "at will" employees subject to the termination notice provisions included in employment agreements or Applicable Law.

        (b) (i) To the Company's knowledge, there is no labor strike, dispute, slow down or stoppage pending or threatened against the Company or any of its subsidiaries;

               (ii) Neither the Company nor any of its subsidiaries has received in the last twenty-four (24) months any demand letters, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of any of their respective employees which would have a Material Adverse Effect on Company; and

               (iii) Neither the Company nor any of its subsidiaries is aware of any pending claims, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of their respective employees.

        (c) All amounts that the Company or any subsidiary is legally or contractually required either (i) to deduct from its employees' salaries or to transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar fund or (ii) to withhold from their employees' salaries and pay to any

Governmental Entity as required by the Israeli Income Tax Ordinance [New Version] and other applicable laws have, in each case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment.

        (d) The Company is not liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

        (e) The Company and its subsidiaries are in compliance with all material laws and regulations pertaining to the payment of wages and overtime.


                                    ARTICLE 3

                        REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND ACQUISITION

        Parent and Acquisition hereby represent and warrant to the Company, subject to the exceptions set forth in the Disclosure Schedule delivered by Parent to the Company (the "Parent Disclosure Schedule") as follows:

        Section 3.1. Organization.

               (a) Parent is duly organized, validly existing and in good standing under the laws of Bermuda. Acquisition is duly organized and validly existing under the laws of the State of Israel. Each of Parent and Acquisition has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent has heretofore made available to the Company accurate and complete copies of the organizational documents and bye-laws (or similar governing documents) as currently in full force and effect, of Parent and Acquisition.

               (b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent.

               (c) Acquisition is a newly incorporated Israeli corporation. Except in connection with this Agreement, Acquisition has not and will not prior to the Effective Time conducted any operations, entered into any agreements and has no and will not have prior to the Effective Time or the earlier termination of this Agreement any obligations or liabilities, either accrued, absolute, contingent or otherwise.

        Section 3.2. Capitalization of Parent and its Subsidiaries.

        (a) The authorized share capital of Parent consists of $500,000, divided into 242,000,000 shares of Parent common stock, $0.002 par value per share ("Parent Common Stock"), and 8,000,000 shares of preferred stock, $0.002 per share, of which, as of October 16, 2000, 85,468,166 shares of Parent Common Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued in the Merger or upon exercise of any Assumed Option will be validly issued, fully paid and nonassessable and free of preemptive rights. As of October 16, 2000, 30,640,000 shares of Parent Common Stock were reserved for issuance and 12,943,958 were issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants. Except as set forth above or in Parent SEC Reports, there are outstanding (i) no shares or other voting securities of Parent, (ii) no securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for shares or other securities of Parent, (iii) no options, preemptive or other rights to acquire from Parent or any of its subsidiaries, and no obligations of Parent or any of its subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of Parent and
(iv) no equity equivalent interests in the ownership or earnings of Parent or its subsidiaries or other similar rights (collectively "Parent Securities"). As of the date hereof, there are no outstanding rights or obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in Section 3.1(a) of Parent Disclosure Schedule or in Parent SEC Reports, there are no voting agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Parent.

        (b) All of the outstanding capital stock of Parent's subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). There are no (i) securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from Parent or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of Parent, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Parent Common Stock of capital stock or other ownership interests in any subsidiary of Parent.

        (c) The Parent Common Stock constitutes the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

        (d) The authorized share capital of Acquisition consists of 39,100 NIS, divided into 39,100 ordinary shares, of which 100 shares were issued and outstanding as of the date hereof. All of the issued and outstanding ordinary shares of Acquisition are owned by Parent and there are no other outstanding shares or other voting securities of Acquisition or rights to acquire the same.

        Section 3.3. Authority Relative to this Agreement.

        (a) Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole shareholder of Acquisition, and, subject to receipt of the required shareholder vote (as described below), no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

        (b) Without limiting the generality of the foregoing, each of the Board of Directors of Parent and Acquisition has (i) determined that the Merger is fair to, and in the best interests of Parent and Parent's shareholders, (ii) approved this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby, and (iii) has not withdrawn or modified such approval.

        (c) The affirmative votes of both (i) 66-2/3% of votes cast by such Members of Parent (as such term is defined in the Amended and Restated Bye-Laws of Parent (the "Parent Bye-Laws")) as, being entitled to do so, vote in person or by proxy or by duly authorized corporate representative and (ii) 66-2/3% in number of the Members present in person or by proxy or by duly authorized corporate representative at the Parent Special Meeting (as hereinafter defined) of which not less than twenty-one (21) Clear Days' notice (as such term is defined in the Parent Bye-Laws) has been duly given in accordance with the Parent Bye-Laws (the "Parent Requisite Vote"), are the only votes of the holders of any securities of Parent necessary to approve (A) the Merger and (B) the issuance of Parent Common Stock pursuant to the rules of Nasdaq National Market. The quorum required for the Parent Special Meeting is two persons present in person and representing in excess of 50% of the total issued voting shares in Parent throughout the meeting. No vote or approval of (x) any creditor of Parent or its subsidiaries, (y) any holder of any option or warrant granted by Parent or its subsidiaries, or (z) any shareholder of Parent's subsidiaries is necessary in order to approve or permit the consummation of the Merger or the issuance of Parent Shares pursuant to the rules of Nasdaq National Market.

        Section 3.4. SEC Reports; Financial Statements.

        (a) Parent has filed all required forms, reports and documents ("Parent SEC Reports") with the SEC since June 26, 2000, each of which, complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of Parent included in the Parent SEC Reports fairly present in all material respects in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, Parent shall not be deemed to be in breach of any of the representations or warranties in this Section 3.4 as a result of any changes to the Parent SEC Reports that Parent may make in response to comments received from the SEC on the Form S-4.

        (b) Parent has heretofore made available, and hereafter will promptly make, available to the Company a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Exchange Act.

        Section 3.5. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference to (i) the Form S-4 will at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will at the date mailed to shareholders and at the times of the meeting or meetings of shareholders of the Parent to be held in connection with the Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Form S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from any of the foregoing documents.

        Section 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and any filings under similar merger notification laws or regulations of foreign

Governmental Entities and the filing and recordation of the Merger Proposal, the Shareholder Approval Notices and the other filings listed in Section 4.5(d) as required by the Companies Law, the exemption from the Israeli Securities Authority from the requirement to publish a prospectus in respect of the issuance of options to acquire Parent Common Stock to Israeli resident holders of Company Stock Options, to the extent required by Applicable Law, the consent of the Israeli Controller of Restrictive Trade Practices pursuant to the Restrictive Trade Practices Law (1968), no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition, (b) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets.

        Section 3.7. Litigation. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.7 of the Parent Disclosure Schedule, there is no suit, claim, action, arbitration, proceeding pending or, to the knowledge of Parent, investigation pending or threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that could, if adversely determined, have a Material Adverse Effect on Parent or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

        Section 3.8. No Default. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in material breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or bylaws (or similar governing documents), (b) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (c) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of its properties or assets.

        Section 3.9. Opinion of Financial Advisor. Goldman Sachs & Co. (the "Parent Financial Advisor") has delivered to the Board of Directors of Parent its opinion to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent ("Opinion of Parent Financial Advisor"), a written copy of which will be received prior to the Closing, and a true and correct copy of which will be delivered to the Company as soon as available but no later than the Closing.

        Section 3.10. Brokers. No broker finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

        Section 3.11. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.

        Section 3.12. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) liabilities specifically described in this Agreement or in the Parent Disclosure Schedule, and (b) normal or recurring liabilities incurred since June 26, 2000 in the ordinary course of business consistent with past practices. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.12 of the Parent Disclosure Schedule, since June 26, 2000, there have been no events, changes or effects with respect to Parent or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have a Material Adverse Effect on Parent.

        Section 3.13. Compliance with Applicable Law. Except as publicly disclosed by Parent in the Parent SEC Reports, (a) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), (b) Parent and its subsidiaries are in material compliance with the terms of the Parent Permits, and (c) to the knowledge of Parent, the businesses of Parent and its subsidiaries have been and are being conducted in compliance with all Applicable Laws except to the extent that the failure to hold any such permit or such noncompliance could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

        Section 3.14. Affiliates. Except for the directors and executive officers of Parent, each of whom is listed in Section 3.14 of the Parent Disclosure Schedule, there are no persons who, to the knowledge of Parent, may be deemed to be affiliates of Parent within the meaning of Rule 145 of the Securities Act ("Parent Affiliates").

        Section 3.15. Intellectual Property. The Parent's and each of its subsidiary's Trademarks, Patents, Copyrights and Trade Secrets are sometimes referred to hereinafter as the "Parent Trademarks," "Parent Patents," "Parent Copyrights" and "Parent Trade Secrets," respectively.

        (a) Trademarks.

                (i) All Parent Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Parent Trademark in question.

                (ii) No material registered Parent Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Parent's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

                (iii) To Parent's knowledge, there has been no prior use of any material Parent Trademark by any third party that confers upon such third party superior rights in any such Parent Trademark.

        (b) Patents.

                (i) All Parent Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Parent Patent in question.

                (ii) No Parent Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To Parent's knowledge, no such action has been threatened in writing within the one
(1)-year period prior to the date of this Agreement.

                (iii) To Parent's knowledge, there is no patent or patent application of any person that conflicts in any material respect with any Parent Patent or invalidates any claim Parent has in any Parent Patent.

        (c) Trade Secrets.

                (i) Parent has taken reasonable steps in accordance with normal industry practice to protect Parent's rights in confidential information and Parent Trade Secrets.

                (ii) Without limiting the generality of Section 3.15(c)(i) and except as would not be materially adverse to Parent or its business, Parent enforces and has enforced a policy of requiring each relevant employee, consultant and contractor to execute "work for hire" (or similar arrangements under Applicable Law), proprietary information, confidentiality and assignment agreements substantially in Parent's standard forms that effectively and exclusively assign to Parent or one of its subsidiaries rights to any Intellectual Property relating to the business of Parent or its subsidiaries created in the course of performance of work for Parent or one of its subsidiaries. Except under confidentiality obligations, there has been no disclosure by Parent or any subsidiary of material confidential information or Parent Trade Secrets. Parent has provided the Company a copy of its trade secret protection policy.

        (d) License Agreements. There is no material outstanding or, to Parent's knowledge, threatened dispute or disagreement with respect to (i) any license agreements granting to the Parent or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property, other than software commercially available on reasonable terms to any person for a license fee of no more than One Hundred Thousand Dollars ($100,000) in the aggregate or
(ii) any license agreements under which the Parent or any of its subsidiaries licenses software or grants other rights in or rights to use or practice under any Intellectual Property, excluding licenses with customers that in the twelve-month period prior to the date hereof have purchased or licensed products for which the total payments to Parent and its subsidiaries did not exceed One Hundred Thousand Dollars ($100,000) in the aggregate.

        (e) Ownership; Sufficiency of IP Assets. Parent or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in their respective businesses as currently conducted.

        (f) Protection of IP. Parent has taken reasonable and customary steps to protect the Intellectual Property of Parent and its subsidiaries.

        (g) No Infringement by Parent. The products used, manufactured, marketed, sold or licensed by Parent, and all Intellectual Property used in the conduct of Parent's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

        (h) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Parent SEC Reports, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to Parent's knowledge, no notice or other claim has been received by Parent within the one (1) year prior to the date of this Agreement, nor is Parent aware of any facts or circumstances that in Parent's reasonable judgment could be expected to give rise to any material claim, (i) alleging that Parent or any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to Parent.

        (i) No Infringement by Third Parties. Except and to the extent publicly disclosed in the Parent SEC Reports, to the Parent's knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by Parent or any of its subsidiaries, and no such claims have been brought against any third party by Parent or any of its subsidiaries.

        (j) Assignment; Change of Control. The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of Parent's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under the License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

        (k) Software. The Software owned or purported to be owned by Parent or any of its subsidiaries was either (i) developed by employees of Parent or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to Parent or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by Parent or a subsidiary from a third party. To the Parent's knowledge, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than Parent or any of its subsidiaries, except for such materials or development environments obtained by Parent or any of its subsidiaries from other persons who make such materials or development environments commercially available to purchasers or end-users. For purposes of this Section 3.15(k), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

        Section 3.16. Environmental Laws and Regulations. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or released or disposed of on, any Parent Property, except in compliance with applicable; (b) each of Parent and each of its subsidiaries is in compliance with all applicable and the requirements of any Permits issued under such Environmental Laws with respect to any Parent Property; (c) there are no past, pending or, to Parent's knowledge, threatened Environmental Claims against Parent or any of its subsidiaries or any Parent Property; and (d) to Parent's knowledge there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of Parent or any Parent Property that could reasonably be anticipated to form the basis of an Environmental Claim against Parent or any of its Subsidiaries or any Parent Property.

        For purposes of this Agreement, (i) "Parent Property" means any real property and improvements owned, leased or operated by the Parent or any of its Subsidiaries; (ii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law; and (C) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity; (iii) "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on Parent or its operations or property as of the date hereof and the Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sections 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Sections 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq.; the Clean Air Act, 42 U.S.C. Sections 7401 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Sections 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. Sections 300(f) et seq.; and their state and local counterparts and equivalents; (iv) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause (iv), "Claims"), including, without limitation, (A) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (v) "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

        Section 3.17. Taxes.

        (a) Except as set forth in Section 3.17(a) of Parent Disclosure Schedule, Parent and its subsidiaries have duly and timely filed all material Tax Returns required to be filed (after taking into account all available extensions) and have timely paid or adequately provided for in accordance with United States generally accepted accounting principles all Taxes due in respect of the periods covered by such Tax Returns, except, in each case, where the failure so to file, pay or provide would not have a Material Adverse Effect on Parent or Acquisition.

        (b) No material penalty, interest or other charge is due or has been asserted in writing as of the date of this Agreement with respect to the late filing of any Tax Return or late payment of any Tax, except where such penalty, interest or other charge will not have a Material Adverse Effect on Parent or Acquisition. Except as set forth in Section 3.17(b) of the Parent Disclosure Schedule, as of the date of this Agreement no material claim for assessment or collection of Taxes is presently being asserted against Parent or its subsidiaries and neither Parent nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority relating to a material Tax nor does Parent have knowledge of any such threatened action, proceeding or investigation.

        (c) Except as set forth in Section 3.17(c) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is a party to or bound by any obligation under any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

        Section 3.18. Employee Benefits.

        (a) Definitions. For purposes of this Section, the following terms shall have the meanings set forth below:

                (i) "Parent Employee Plan" shall mean any Employee Plan for the benefit of any Employee with respect to Parent and pursuant to which Parent or any of its ERISA Affiliates has any liability contingent or otherwise; and

        (b) Employee Plans. Section 3.18(b) of the Parent Disclosure Schedule contains an accurate and complete list of each Parent Employee Plan and each Parent Employee Agreement. Except as and to the extent publicly disclosed in the Parent SEC Reports or as set forth in Section 3.18(b) of the Parent Disclosure Schedule, the Parent has also made available to the Company or its counsel, where applicable, true, complete and correct copies of (i) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Parent Employee Plan, (ii) the most recent actuarial and audit reports for each Pension Plan, and (iii) the most recent IRS determination letters and rulings received by the Parent and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Parent Employee Plan.

        (c) Employee Plan Compliance. Except in each case for which non-compliance would not have a Material Adverse Effect (i) each Parent Employee Plan has been established and maintained in accordance with its terms and all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Parent Employee Plan; (iii) no Employee of the Parent has committed a material breach of any responsibility imposed upon fiduciaries by Title I of ERISA with respect to any Parent Employee Plan; (iv) there are no judicial, regulatory, arbitration or similar proceedings pending, or, to the Parent's knowledge, threatened or anticipated (other than routine claims for benefits) against any Parent Employee Plan or against the assets of any Parent Employee Plan; (v) there are no inquiries, investigations, audits or proceedings pending or, to the Parent's knowledge, threatened by the IRS or DOL with respect to any Parent Employee Plan or any related trust; (vi) neither the Parent nor any ERISA Affiliate is subject to any penalty or tax with respect to any Parent Employee Plan under Sections 4975 through 4980 of the Code; (vii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination opinion, notification or advisory letter with respect to such status from the IRS or has time remaining to apply under applicable Treasury Regulation or IRS pronouncement for a determination or opinion letter and to make any necessary amendments, and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan.

        (d) Pension Plans. None of the Parent Employee Plans is or was subject to Code Section 412 or ERISA Section 302, or is a plan described in Sections 3(37), 4063 or 4064 of ERISA.

        (e) Effect of Transaction. Except as set forth in Section 3.18(e) of the Parent Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Parent Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise and including forgiveness of indebtedness), acceleration, vesting, distribution, increase in benefits under any Parent Employee Plan or Employee Arrangement or compensation to any Employee, or obligation to fund compensation benefits with respect to any Employee.

        (f) Foreign Plans. Except as set forth in Section 3.18(f) of the Parent Disclosure Schedule, with respect to any Parent Employee Plan maintained for Employees outside of the United States (each a "Foreign Plan"): (i) each Foreign Plan and the manner in which it has been administered satisfies all Applicable Laws, (ii) there are no pending investigations by any Governmental Entity involving any Foreign Plan nor any pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights to benefits under any Foreign Plan; (iii) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan; (iv) the Parent's obligations to provide severance pay to its employees are fully funded or have been properly provided for in the Parent's financial statements attached to the Parent SEC Reports in accordance with United States except for noncompliance which would not have a Material Adverse Effect on Parent; and (v) all other liabilities of the Parent relating to its employees (excluding liabilities for illness pay) were properly accrued in the Parent's financial statements in accordance with United States generally accepted accounting principles.

        Section 3.19. Certain Business Practices. None of Parent, any of its subsidiaries or any directors, officers, agents or employees of Parent or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (c) made any other unlawful payment.


                                    ARTICLE 4

                                    COVENANTS

        Section 4.1. Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time or the earlier termination of this Agreement, the Company will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time or the earlier termination of this Agreement, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent and Acquisition:

        (a) amend its Memorandum of Association, Articles of Association, Certificate of Incorporation or bylaws (or other similar governing instrument);

        (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to options granted under the Company Plans prior to the date hereof and issuance of Company Stock Options to new employees in the ordinary course of business consistent with the applicable Company Plan and past practice;

        (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (except dividends declared or paid by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

        (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

        (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

        (f) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon other than in the ordinary course of business;

        (g) except as may be required by Applicable Law or as required by any existing agreement listed on Section 4.1 of the Company Disclosure Schedule, enter into, adopt or amend or terminate any Employee Plan or Employee Agreement, or any trust or other fund for the benefit or welfare of any director, officer or employee.

        (h) (i) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions having a fair market value in excess of One Hundred Thousand Dollars ($100,000) in the aggregate), other than sales of its products in the ordinary course of business consistent with past practices, or (ii) enter into any exclusive license, distribution, marketing, sales or other agreement;

        (i) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

        (j) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business;

        (k) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its subsidiaries, taken as a whole, other than in the ordinary course and consistent with past practice; (iii) amend, modify or waive any material right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; or
(v) authorize any new capital expenditure or expenditures not included in the current annual budget of the Company or any of its subsidiaries, true and accurate copies of which have been provided to Parent, that individually is in excess of Five Hundred Thousand Dollars ($500,000) or in the aggregate are in excess of One Million Dollars ($1,000,000); provided that nothing in the foregoing clause (v) shall limit any capital expenditure required pursuant to existing customer contracts;

        (l) make any material Tax election or settle or compromise any material income Tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire, or to be cancelled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

        (m) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would involve more that One Hundred Thousand Dollars ($100,000) or that would otherwise be material to the Company or any of its subsidiaries;

        (n) except as permitted pursuant to Section 4.4, take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company, Acquisition or Parent to consummate the transactions contemplated by this Agreement;

        (o) take any action or fail to take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; or

        (p) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(o) (and it shall use all reasonable best efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

        Section 4.2. Conduct of Business of Parent. Except as contemplated by this Agreement or as described in Section 4.2 of the Parent Disclosure Schedule, during the period from the date hereof to the Effective Time or the earlier termination of this Agreement, Parent will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time.

Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time or the earlier termination of this Agreement, neither Parent nor any of its subsidiaries will, without the prior written consent of the Company:

        (a) amend its Memorandum of Association, Bye-Laws, certificate of incorporation or bylaws (or other similar governing instrument);

        (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to options granted prior to the date hereof, and issuance of Parent Stock Options to new employees in the ordinary course of business consistent with the applicable Parent Plan and past practice;

        (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

        (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its subsidiaries (other than the Merger);

        (e) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing;

        (f) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

        (g) take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company, Acquisition or Parent to consummate the transactions contemplated by this Agreement;

        (h) enter into or acquire any new line of business that (i) is material to the Parent and its Subsidiaries taken as a whole and (ii) is not strategically related to the current business or operations of Parent and its subsidiaries;

        (i) engage in any (i) merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction, (ii) transaction as a result of which any third party acquires, directly or indirectly, an equity interest representing greater than 10% of the voting securities of Parent or any Parent subsidiary, (iii) disposition, directly or indirectly, of material assets, securities or ownership interests or
(iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or entity or division thereof or equity interest therein for aggregate consideration in excess of $1,000,000,000;

        (j) take or agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through 4.2(i) (and it shall use all reasonable best efforts not to take any action that would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect); or

        (k) take any action or fail to take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

        Section 4.3. Merger Proposal; Shareholders' Meetings; Preparation of Form S-4 and the Proxy Statement.

        (a) Promptly after the execution and delivery of this Agreement, (i) each of the Company and Acquisition shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the "Merger Proposal") to be executed in accordance with Section 316 of the Israeli Companies Law, (ii) the Company shall call the Company Shareholder Meeting, and (iii) each of the Company and Acquisition shall deliver the Merger Proposal to the Companies Registrar. Each of the Company and Acquisition shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform their non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after the Company and Acquisition shall have complied with the preceding sentence, the Company and Acquisition shall inform the Companies Registrar, in accordance with
Section 317(b) of the Companies Law, that notice was given to their creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

        (b) The Company shall take all action necessary under all applicable legal requirements to call (promptly after the execution and delivery of this Agreement), give notice of and hold the Company Shareholder Meeting to vote on the proposal to approve the Merger (the "Company Approval Matters"). Subject to the notice requirements of the Companies Law and the Articles of Association of the Company and effectiveness of the Form S-4, the Company Shareholder Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date hereof. The Company shall ensure that all proxies solicited in connection with the Company Shareholder Meeting are solicited in compliance with all applicable legal requirements. In the event that Parent shall cast any votes in respect of the Merger, Parent shall disclose to the Company its interest in such shares so voted. Unless this Agreement is terminated, the Company's obligation to call, give notice of and hold the Company Shareholder Meeting in accordance with this Agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Proposal (as hereinafter defined). Within three days after the approval of the Merger by the shareholders of Company, Company shall deliver to the Companies Registrar a notice in accordance with Section 317(b) of the Companies Law (the "Shareholder Approval Notice") informing the Companies Registrar that the Merger was approved by the general shareholders meeting of Company.

        (c) Parent shall, in accordance with applicable law and the Memorandum of Association and the Bye-laws of Parent duly call, give notice of, convene and hold a special general meeting of its shareholders (the "Parent Special Meeting") as promptly as practicable after the date hereof for the purpose of considering and taking action upon this Agreement, the Merger and the issuance of Parent Common Stock in connection with the transactions contemplated hereby (the "Parent Approval Matters"). The Board of Directors of Parent shall recommend approval and adoption of the Parent Approval Matters by Parent's shareholders. Promptly after the approval of the Merger by the Company Shareholder Meeting and by no later than the Closing Date, Parent (as the sole shareholder of Acquisition) shall approve the Merger by written resolution or by such general meeting. No later than three days after the approval of the Merger by Acquisition, Acquisition shall deliver to the Companies Registrar a Shareholder Approval Notice in accordance with Section 317(b) of the Companies Law informing the Companies Registrar that the Merger was approved by the shareholders of Acquisition.

        (d) Promptly following the date of this Agreement, the Company and Parent shall prepare a joint proxy statement relating to the Company Approval Matters and the Parent Approval Matters (the "Proxy Statement"), and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall cooperate with each other in connection with the preparation of the foregoing documents. Parent and the Company shall each use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the Company's shareholders, and Parent will use reasonable best efforts to cause the Proxy Statement to be mailed to Parent's shareholders, in each case as promptly as practicable after the Form S-4 declared effective under the Securities Act. The Proxy Statement will comply in all material respects with Israeli and Bermudian law. Parent and the Company will provide reasonable representations to the tax counsel who prepares the tax disclosure to be made in connection with the filing of the Proxy Statement.

        (e) Each of the Company and Parent shall as promptly as practicable notify the other of the receipt of any comments from the SEC relating to the Proxy Statement. Each of Parent and the Company shall as promptly as practicable notify the other of (i) the effectiveness of the Form S-4, (ii) the receipt of any comments from the SEC relating to the Form S-4 and (iii) any request by the SEC for any amendment to the Form S-4 or for additional information. All filing by Parent and the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement, the Form S-4 and any amendment or supplement thereto, shall be subject to the prior review of the other, and all mailings to the Company's and Parent's shareholders in connection with the transactions contemplated by this Agreement shall be subject to the prior review of the other party.

        Section 4.4. Other Potential Acquirers.

        (a) The Company, its affiliates (as reasonably determined by the Company) and their respective officers and other employees with managerial responsibilities, directors, representatives (including the Company Financial Advisor or any other investment banker and any attorneys and accountants) and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). The Company also agrees promptly to request each person, if any, that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries. Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that if the Board of Directors of the Company determines in good faith, after consultation with legal counsel, that it is necessary to do so in order to comply with its fiduciary duties, the Company may, in response to a proposal or offer for a Third Party Acquisition which was not solicited and which the Board of Directors of the Company determines, based on consultation with the Financial Advisor, is from a Third Party that is capable of consummating a Superior Proposal and only for so long as the Board of Directors so determines that its actions are reasonably likely to lead to a Superior Proposal, (i) furnish information only of the type and scope with respect to the Company that the Company provided to Parent prior to the date hereof to any such person pursuant to a customary confidentiality agreement as was executed by Parent prior to the execution of this Agreement and (ii) participate in the discussions and negotiations regarding such proposal or offer; provided further, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within one business day after becoming aware thereof) (1) notify Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information is requested in connection with a potential Third Party Acquisition, (2) provide Parent with a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), and (3) promptly advise Parent from time to time of the status and any developments concerning the same.

        (b) Except as set forth in this Section 4.4(b), the Company Board shall not withdraw or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause or permit the Company to enter into any agreement or obligation with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may (i) withdraw its recommendation of the transactions contemplated hereby and (ii) approve or recommend a Superior Proposal (as defined in subsection (c) below), but in the case of clause (ii) only (A) after providing written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (B) if Parent does not, within three (3) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be at least as favorable to the Company's shareholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 6.1 and upon such termination the Company pays or has paid all amounts due to Parent pursuant to Section 6.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement.

        (c) For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of thirty percent (30%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend or (v) the repurchase by the Company or any of its subsidiaries of more than thirty percent (30%) of the outstanding Shares. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal
(1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or freely tradeable securities (subject only to securities laws restricting sales by affiliates of the Company), all of the Shares then outstanding, or all or substantially all the assets, of the Company, (2) that is fully financed or is financeable and contains terms that the Company Board by a majority vote determines in its good faith judgment (based on the advice of the Company Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger,
(3) that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation with the Company Financial Adviser or another financial advisor of nationally recognized reputation and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) and (4) that does not contain a "right of first refusal" or "right of first offer."

        Section 4.5. Israeli Approvals. Each party to this Agreement shall use reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

        (a) as promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Israeli Restrictive Trade Practices Law in connection with the Merger;

        (b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the Israeli Restrictive Trade Practices Commissioner for additional information or documentation;

        (c) The Company shall use reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, the following consents, and any other consents that may be required in connection with the Merger: (i) approval of the OCS; and (ii) approval of the Investment Center; and

        (d) Parent shall provide to the OCS, the Investment Center, the Israeli Restrictive Trade Practices Commissioner and the Israel Securities Authority any information reasonably requested by such authorities and shall, without limitation of the foregoing, execute an undertaking in customary form in which Parent undertakes to comply with the OCS laws and regulations and confirm to the OCS and the Investment Center that Company shall continue after the Effective Time to operate in a manner consistent with its previous undertakings to the OCS and the Investment Center.

        Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Merger, (ii) keep the other parties informed as to the status of any such legal proceeding and (iii) promptly inform the other parties of any communication to the Israeli Restrictive Trade Practices Commissioner, the OCS, the Investment Center, the Israeli Securities Authority, the Companies Registrar or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The parties to this Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

        Section 4.6. Israeli Income Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall cause the Company's Israeli counsel and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling (a) deferring any obligation to pay capital gains tax on the exchange of the Shares in the Merger until the earlier of two (2) years after the Closing or the date on which a shareholder sells the shares of Parent Common Stock received as of the Closing, and (b) confirming that the exchange of the Company Options for options to purchase shares of Parent Common Stock (the "Assumed Options") will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until the exercise of the Assumed Options, or in the event of Assumed Options which are part of a "Section 102 Plan", until the actual sale of the shares of Parent Common Stock by the option holders, provided that any ruling that is substantially similar to the foregoing will be sufficient to comply with the conditions set forth in this clause (b) and provided further that Parent is reasonably satisfied that, in light of such ruling, Parent is not required to withhold any Taxes in respect of the issuance of Parent Common Stock to any holder of Shares in connection with the Merger (the "Israeli Income Tax Ruling"). Each of the Company and Parent shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Income Tax Ruling. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Income Tax Ruling, or as appropriate the confirmation referred to in
Section 5.3(f)(ii), as promptly as practicable. Notwithstanding any provisions contained in Section 4.1 hereof to the contrary, the Company shall be allowed to comply with any conditions contained in the ruling described in this Section 4.6 or reasonable requests made by the Israeli Tax Commissioner in connection with its delivery of such ruling.

        Section 4.7. Israeli Securities Law Exemption. As soon as reasonably practicable after the execution of this Agreement, Parent shall cause its Israeli counsel to prepare and file with the Israeli securities authority an application for an exemption from the requirements of the Israeli Securities Law 1968 concerning the publication of a prospectus in respect of the exchange of the Company Options for the Assumed Options, pursuant to Section 15D of the Securities Law of Israel (the "Israeli Securities Exemption"). Each of Parent and the Company shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Securities Exemption. Subject to the terms and conditions hereof, Parent shall use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Securities Exemption as promptly as practicable.

        Section 4.8. Nasdaq National Market. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

        Section 4.9. Access to Information.

        (a) Between the date hereof and the Effective Time, the Company will give Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request. Between the date hereof and the Effective Time, Parent shall make available to the Company, as reasonably requested by the Company, a designated officer of Parent to answer questions and make available such information regarding Parent and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.

        (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each calendar month, commencing with October 2000), an unaudited balance sheet as of the end of such month and the related statements of earnings, shareholders' equity (deficit) and cash flows, (ii) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, shareholders' equity (deficit) and cash flows for the quarter then ended, and (iii) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, shareholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (i), (ii) and (iii) to be prepared in accordance with United States generally accepted accounting principles in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

        (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated October 5, 2000.

        Section 4.10. Certain Filings; Reasonable Best Efforts.

        (a) Subject to the terms and conditions herein provided, including
Section 4.4(b), each of the parties hereto agrees to use reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to do the following, (i) cooperate in the preparation and filing of the Proxy Statement and the Form S-4 and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of Governmental Entities; (ii) obtain consents of all third parties and Governmental Entities necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement; (iii) contest any legal proceeding opposing or otherwise adversely affecting to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use reasonable best efforts to cause the Effective Time to occur as soon as practicable after the Company shareholder vote and the Parent Shareholder vote with respect to the Merger. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

        (b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein.

        Section 4.11. Public Announcements. None of Parent, Acquisition or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of Parent and Acquisition (in the case of the Company) or the Company (in the case of Parent or Acquisition), which consent may not be unreasonably withheld, except (i) as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market, or (ii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 4.4(b)). The first public announcement of this Agreement and the Merger shall be a joint press agreed upon by Parent, Acquisition and the Company.

        Section 4.12 Indemnification and Directors' and Officers' Insurance.

        (a) After the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under Applicable Law to), to the extent not covered by insurance maintained by the Company, the Surviving Corporation or Parent, each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") against
(i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the

Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 4.12 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 4.12 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section 4.12 and may specifically enforce its terms. This Section 4.12 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Articles of Association as presently in effect.

        (b) From and after the Effective Time, the Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company's Board of Directors prior to the Effective Time) and any indemnification provisions under the Company's Articles of Association as in effect immediately prior to the Effective Time. If Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then in such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 4.12.

        (c) For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (and if such premium is in excess of 200% of the annual premium, the Surviving Corporation shall only be required to maintain such coverage as is available for 200% of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

        (d) The provisions of this Section 4.12 are intended for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person.

        Section 4.13. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 4.13 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 4.14. Affiliates; Tax Representations.

        (a) Parent shall not be required to maintain the effectiveness of the S-4 for the purpose of resale of shares of Parent Common Stock by shareholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

        (b) The Company, on the one hand, and Parent and Acquisition, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates substantially in the form of Exhibits E-1 and E-2, respectively at such time or times as reasonably requested by such legal counsel in connection with the delivery of opinions in accordance with Sections 5.2(d) and 5.3(e) hereof, or as required in connection with any filings with the SEC, and the Company and Parent shall each provide a copy thereof to the other parties hereto. The parties agree to make such changes to the certificates as they reasonably agree are necessary in connection with the delivery of such opinions. Prior to the Effective Time, none of the Company, Parent or Acquisition shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the representations in Exhibits E-1 or E-2. Unless the

Company elects to waive the condition contained in Section 5.2(d), the Company agrees that it shall cause the exercise of all outstanding stock options of the Company necessary to allow such opinion to be rendered.

        Section 4.15. Additions to and Modification of Disclosure Schedules. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Company Disclosure Schedule and Parent has delivered a Parent Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Parent and Acquisition on the one hand, and Parent shall deliver to the Company on the other, such additions to or modifications of any Sections of the respective disclosure schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to such party after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 2 or 3, respectively, nor limit the rights and remedies of Parent and Acquisition, on the one hand, or the Company on the other, under this Agreement for any breach by the Company of such representation and warranties.

        Section 4.16. Parent Board of Directors. Immediately prior to the Effective Time, the Board of Directors of Parent will take all necessary action to expand the size of its Board of Directors by two members and appoint to the Board of Directors of Parent, as of Effective Time, two current members of the Board of Directors of the Company selected by the Company who agree to serve in that capacity (the "New Directors"). Each New Director shall be assigned to the class whose term expires in 2001. Parent agrees to nominate each New Director for re-election at Parent's 2001 Annual General Meeting. The provisions of this
Section 4.16 shall survive the consummation of the Merger and are intended to benefit, and shall be enforceable by, the New Directors.

        Section 4.17. Certain Employee Matters.

        (a) For at least one year immediately following the Effective Time while employed by the Surviving Corporation or its subsidiaries, employees of the Surviving Corporation and its subsidiaries shall receive compensation in the aggregate at rates no less favorable to such employees than the rates of compensation paid by the Company or its subsidiaries to such employees on the date of this Agreement. Notwithstanding the foregoing, employees of the Surviving Corporation shall be subject to other personnel and compensation policies and practices of Parent in the same manner as the Parent's similarly situated employees. Further, Parent shall or shall cause the Surviving Corporation to provide benefits to employees of the Surviving Corporation that are no less favorable in the aggregate to benefits provided to similarly situated employees of Parent.

        (b) Parent shall or shall cause the Surviving Corporation to (i) recognize each employee's service with the Company or its subsidiaries for all purposes under such benefit plans and arrangements (other than for benefit accruals in any defined benefit plan) to the same extent that such service had been recognized by the Company or its subsidiaries for such purposes immediately prior to the Effective Time, (ii) waive any preexisting condition limitations (other than those limitations existing under the Company's welfare benefit plans prior to the date of this Agreement) under the employee welfare benefit plans of the Parent or the Surviving Corporation that would otherwise apply to employees of the Company or its subsidiaries and their respective dependents after the Effective Time, (iii) recognize the dollar amount of all expenses incurred by the employees of the Company or its subsidiaries and tier respective dependents in respect of the Company payment limitations for the applicable plan year under the corresponding employee welfare benefit plan of the Parent or the Surviving Corporation, and (iv) in furtherance of Section 14(b) of the Company's currently existing Code Section 423 plan, maintain the Company's currently existing Code
Section 423 plan until employees of the Surviving Corporation become eligible to participate in a Parent or Surviving Corporation Code Section 423 plan, at which time (1) all accumulated payroll deductions shall be applied toward the purchase of stock under the Company's existing Code Section 423 plan, and (2) thereafter all outstanding offering and purchase periods under the Company's currently existing Code Section 423 plan shall terminate and no new payroll deductions shall be withheld and no new offering or purchase periods shall begin.

        (c) Except as provided in this Section 4.17, nothing in this Agreement shall be construed to require Parent or Surviving Corporation to continue any Company Employee Plan or Employee Arrangement or to prevent amendment, modification or termination of any such plan (in whole or in part) thereof after the Effective Time.


                                    ARTICLE 5

                    CONDITIONS TO CONSUMMATION OF THE MERGER

        Section 5.1. Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) this Agreement shall have been approved and adopted by the Company Requisite Vote and the Parent Requisite Vote;

        (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state or foreign court or United States federal or state or foreign Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

        (c) any waiting period applicable to the Merger under the HSR Act and the Companies Law shall have terminated or expired;

        (d) any governmental or regulatory notices, consents, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the business of the Company and its subsidiaries after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable;

        (e) the parties shall have obtained approval of the Merger from the OCS, the Investment Center and the Israeli Commissioner of Restrictive Trade Practices if required by applicable law;

        (f) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares in the Merger; and

        (g) Parent shall have received the Israel Securities Exemption.

        Section 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches or inaccuracies thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition;

        (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and Acquisition;

        (c) the shares of Parent Common Stock issuable to the Company's shareholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been approved for quotation on the Nasdaq National Market, upon official notice of issuance;

        (d) the Company shall have received the opinion of Weil, Gotshal & Manges LLP, counsel to the Company, based on the representations of the Company, Parent and Acquisition in substantially the form attached hereto as Exhibits E-1 and E-2 respectively, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn or modified in any material respect; and

        (e) the Company shall have obtained the Israeli Income Tax Ruling.

        Section 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) the representations and warranties of the Company contained in this Agreement and in the Stock Option Agreement shall be true and correct (except to the extent that the aggregate of all breaches or inaccuracies thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

        (b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

        (c) Parent shall have received from each affiliate of the Company referred to in Sections 2.21 and 4.14(a) an executed copy of the letter attached hereto as Exhibit E;

        (d) Herzog, Fox & Neeman or counsel to the Company shall have delivered to Parent its written opinion (which may be based on such representations, warranties and certificates it deems reasonable and appropriate under the circumstances) as of the date that the Proxy Statement is first mailed to the Company's shareholders that the Merger will not constitute a taxable event to the Company, and such opinion shall not have been withdrawn or modified in any material respect;

        (e) Parent shall have received the opinion, based on the representations of the Company, Parent and Acquisition in substantially the form attached hereto as Exhibits E-1 and E-2 respectively, of Gibson, Dunn & Crutcher LLP, counsel to Parent and Acquisition to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn or modified in any material respect; and

        (f) the Company shall have received from the Israeli Income Tax Commissioner either (i) the Israeli Income Tax Ruling satisfactory to Parent in accordance with Section 4.6 or (ii) confirmation of the mechanism for withholding taxes in connection with the Merger, which mechanism shall be reasonably acceptable to Parent.

                                    ARTICLE 6

                         TERMINATION; AMENDMENT; WAIVER

        Section 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the shareholders of the Company and Parent:

        (a) by mutual written consent of Parent, Acquisition and the Company;

        (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction or other federal or state or foreign Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or
(ii) the Merger has not been consummated by March 31, 2001 (the "Final Date"); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

        (c) by the Company if (i) there shall have been a breach of any representations or warranties on the part of Parent or Acquisition set forth in this Agreement or if any representations or warranties of Parent or Acquisition shall have become untrue such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within five
(5) business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder in any material respect; (iii) the Company shall have convened a meeting of its shareholders to vote upon the Merger in accordance with this Agreement and shall have failed to obtain the Company Requisite Vote at such meeting (including any adjournments thereof);
(iv) Parent shall have ceased using reasonable best efforts to call, give notice of, or convene or hold a shareholders' meeting to vote on the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect the Merger; (v) Parent shall have convened a meeting of its shareholders to vote upon the Merger and shall have failed to obtain the Parent Requisite Vote at such meeting (including any adjournments thereof) or (vi) the Company Board has received a Superior Proposal, has complied with the provisions of
Section 4.4(b), and has made the payment called for by Section 6.3(a)(1); or

        (d) by Parent and Acquisition if (i) there shall have been a breach of any representations or warranties on the part of the Company set forth in this Agreement or if any representations or warranties of the Company shall have become untrue such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements hereunder having a Material Adverse Effect on the Company (or, in the case of Section 4.4, any material breach thereof) or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Merger, and the Company has not cured such breach within five (5) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect;
(iii) the Company Board shall have recommended to the Company's shareholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement or the Merger; (v) the Company shall have ceased using reasonable best efforts to call, give notice of, or convene or hold a shareholders' meeting to vote on the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing; (vi) the Company shall have convened a meeting of its shareholders to vote upon the Merger and shall have failed to obtain the Company Requisite Vote at such meeting (including any adjournments thereof) or
(vii) Parent shall have convened a meeting of its shareholders to vote upon the Merger in accordance with this Agreement and shall have failed to obtain the Parent Requisite Vote at such meeting (including any adjournments thereof).

        Section 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders other than the provisions of this Section 6.2 and Sections 4.9(c) and 6.3 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

        Section 6.3. Fees and Expenses.

        (a)(1) In the event that this Agreement shall be terminated pursuant to:

                (i) Section 6.1(c)(vi) or 6.1(d)(iii);

                (ii) Section 6.1(c)(iii) or 6.1(d)(vi) and within six (6) months thereafter the Company enters into an agreement with respect to or consummates a Third Party Acquisition or a Third Party Acquisition occurs involving any Third Party who, at the time of such failure to obtain the Company Requisite Vote, shall have outstanding an offer of a plan or proposal with respect to any Third Party Acquisition by such Third Party (or any affiliate thereof);

                (iii) Section 6.1(d)(i) or (ii) arising out of a willful breach of a representation or warranty of the Company or an action by the Company or failure to take an action by the Company which results in a breach of a covenant by the Company and within six (6) months thereafter the Company enters into an agreement or consummates a Third Party Acquisition or a Third Party Acquisition occurs involving a Third Party who at the time of such breach shall have outstanding an offer of a plan or proposal with respect to such Third Party Acquisition by such Third Party (or an affiliate thereof:); or

                (iv) Section 6.1(d)(iv) or (v) and within six (6) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs involving any Third Party (or any affiliate thereof);

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages the Company shall pay to Parent the amount of Seventy-Five Million Dollars ($75,000,000), less any amounts previously paid pursuant to Section 6.3(b), as liquidated damages immediately upon the occurrence of the event described in this Section 6.3(a)(1) giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this
Section 6.3(a)(1) represents liquidated damages and not a penalty. The Company hereby waives any right to set-off or counterclaim against such amount.

                (2) In the event that this Agreement shall be terminated pursuant to:

                (i) Section 6.1(c)(iv) or (v) or Section 6.1(d)(vii) and within six (6) months thereafter Parent enters into an agreement with respect to a Parent Acquisition or a Parent Acquisition occurs involving any Parent Third Party (or any affiliate thereof); or

                (ii) Section 6.1(c)(i) or (ii) arising out of a willful breach of a representation or warranty of Parent or an action by Parent or failure to take an action by Parent which results in a breach of a covenant by Parent and within six (6) months thereafter Parent enters into an agreement or consummates a Parent Acquisition or a Third Party Acquisition occurs involving a Third Party who at the time of such breach shall have outstanding an offer of a plan or proposal with respect to such Parent Acquisition by such Parent Third Party (or an affiliate thereof:); the Company would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate the Company for such damages Parent shall pay to the Company the amount of Eighty Million Dollars ($80,000,000), less any amounts previously paid pursuant to
Section 6.3(c), as liquidated damages immediately upon the occurrence of the event described in this Section 6.3(a)(2) giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this Section 6.3(a)(2) represents liquidated damages and not a penalty. Parent waives any right to set-off or counterclaim against such amount.

                (iii) For the purposes of this Agreement, "Parent Acquisition" means the occurrence of any of the following events: (i) the acquisition of Parent by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than the Company or any affiliate thereof (a "Parent Third Party"); (ii) the acquisition by a Parent Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of Parent and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Parent Third Party of thirty percent (30%) or more of the outstanding Parent Common Stock; (iv) the adoption by Parent of a plan of liquidation or the declaration or payment of an extraordinary dividend or (v) the repurchase by Parent or any of its subsidiaries of more than thirty percent (30%) of the outstanding Parent Common Stock.

        (b) Upon the termination of this Agreement pursuant to Section 6.1(d)(i), (ii), (iii), (iv) or (v), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination (including pursuant to Section 6.3(a)(1)), the Company shall pay to Parent the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants).

        (c) Upon the termination of this Agreement pursuant to Section 6.1(c)(i), (ii), (iv) or (v) in addition to any other remedies that the Company or its affiliates may have as a result of such termination (including pursuant to Section 6.3(a)(2)), Parent shall pay to the Company the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants).

        (d) Except as specifically provided in this Section 6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

        (e) The Company acknowledges that the agreements contained in this
Article 6 (including this Section 6.3) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts required pursuant to Section 6.3 when due (including circumstances where, in order to obtain such payment Parent or Acquisition commences a suit that results in a final nonappealable judgment against the Company for such amounts), the Company shall pay to Parent or Acquisition (i) their costs and expenses (including attorneys' fees) in connection with such suit and (ii) interest on the amount that was determined to be due and payable hereunder at the rate announced by Chase Manhattan Bank as its "reference rate" in effect on the date such payment was required to be made.

        Section 6.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the shareholders of the Company but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, subject to Section 4.15, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

        Section 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights except that (i) without the Company's consent, Parent and Acquisition may not waive compliance with Section 5.3(e) hereof and (ii) without Parent's consent, the Company may not waive compliance with Section 5.2(d) hereof.


                                    ARTICLE 7

                                  MISCELLANEOUS

        Section 7.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

        Section 7.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Stock Option Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any direct wholly owned subsidiary of Parent incorporated under the Companies Law, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

        Section 7.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

        Section 7.4. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (C) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (D) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

                if to Parent or Acquisition:     Marvell Technology Group Ltd.
                                                 645 Almanor Avenue
                                                 Sunnyvale, CA  94086
                                                 Telecopier:  (408) 328-0918
                                                 Attention:  Corporate Counsel

                                                 and

                                                 Marvell Technology Group Ltd.
                                                 645 Almanor Avenue
                                                 Sunnyvale, CA  94086
                                                 Telecopier:  (408) 328-0918
                                                 Attention: Chief Financial
                                                            Officer

                with a copy to:                  Gibson, Dunn & Crutcher LLP
                                                 One Montgomery Street
                                                 Telesis Tower
                                                 San Francisco, California 94104
                                                 Telecopier:  (415) 986-5309
                                                 Attention:  Kenneth R. Lamb

                if to the Company to:            Galileo Technology Ltd.
                                                 c/o Galileo Technology, Inc.
                                                 142 Charcot Avenue
                                                 San Jose, CA  95131
                                                 Telecopier:  (408) 367-1404
                                                 Attention:  Manuel Alba,
                                                             President

                with a copy to:                  Weil, Gotshal & Manges LLP
                                                 767 Fifth Avenue
                                                 New York, New York  10153
                                                 Telecopier:  (212) 310-8007
                                                 Attention:  Stephen M. Besen


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

        Section 7.5. Governing Law and Venue; Waiver of Jury Trial.

        (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF PROVIDED, HOWEVER, THAT (i) ANY MATTER INVOLVING THE INTERNAL CORPORATE AFFAIRS OF COMPANY OR PARENT SHALL BE GOVERNED BY THE PROVISIONS OF THE JURISDICTIONS OF ITS INCORPORATION AND (ii) THE FORM AND CONTENT OF THE MERGER AND THE CONSEQUENCES THEREOF SHALL BE GOVERNED BY THE COMPANIES LAW. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

        (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New York or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity.

        (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH

PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

        Section 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        Section 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, including in Sections 1.6, 4.12, 4,16, 4.17 and 7.2, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

        Section 7.8. Certain Definitions. For the purposes of this Agreement the term:

        (a) "affiliate" means (except as otherwise provided in Sections 2.22, 3.14 and 4.14) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

        (b) "Applicable Law" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof or as of the Effective Time applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

        (c) "business day" means any day other than a day on which the Nasdaq National Market is closed;

        (d) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

        (e) "knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of any executive officer, of the Company or Parent, as the case may be, and each of such person's shall be deemed to have actual knowledge of all books and records of the Company or Parent, as the case may be, to which they have reasonable access;

        (f) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list;

        (g) "Material Adverse Effect" means on or with respect to the Company or Parent, as the case may be, any circumstance, change in, or effect on (or circumstance, change in, or effect involving a prospective change on) the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, that is, or is reasonably likely in the future to be, materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings, prospects or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, excluding any such effect resulting from or arising in connection with (i) this Agreement, the transactions contemplated hereby or the announcement or pendency hereof or thereof, (ii) changes or conditions generally affecting the industries in which the Company and its subsidiaries, or the Parent and its subsidiaries, as the case may be, operate, (iii) changes in general economic, capital markets, regulatory or political conditions and (iv) shareholder class action litigation arising from allegations of a breach of fiduciary duty relating to this Agreement;

        (h) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity; and

        (i) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

        Section 7.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

        Section 7.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

        Section 7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                       MARVELL TECHNOLOGY GROUP LTD.


                                       By: /s/ Sehat Sutardja
                                           -------------------------------------
                                       Name: Sehat Sutardja
                                       Title:
                                       Date:


                                       GALILEO TECHNOLOGY LTD.



                                       By: /s/ Avigdor Willenz
                                           -------------------------------------
                                       Name: Avigdor Willenz
                                       Title:
                                       Date:


                                       TOSHACK ACQUISITIONS LTD.



                                       By: /s/ Sehat Sutardja
                                           -------------------------------------
                                       Name: Sehat Sutardja
                                       Title:
                                       Date:


  {SIGNATURE PAGE TO AGREEMENT OF MERGER BY AND AMONG MARVELL TECHNOLOGY GROUP
          LTD., GALILEO TECHNOLOGY LTD. AND TOSHACK ACQUISITIONS LTD.}

This Stock Option Agreement was executed by Sehat Sutardja on behalf of Marvell Technology Group Ltd., and Avigdor Willenz, on behalf of Galileo Technology Ltd., on October 16, 2000.

                                                                       Exhibit A

                             STOCK OPTION AGREEMENT

        This STOCK OPTION AGREEMENT, dated as of October 16, 2000, is by and between MARVELL TECHNOLOGY GROUP LTD., a Bermuda corporation ("Grantee"), and GALILEO TECHNOLOGY LTD., an Israeli corporation ("Issuer").

                                    RECITALS

        A. Grantee, Toshack Acquisitions Ltd., an Israeli corporation ("Acquisition") and Issuer are simultaneously entering into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that upon the terms and subject to the conditions thereof, Acquisition (as the target company (Chevrat Ha 'Ya'ad)) will be merged with and into Issuer (as the absorbing company (HaChevra Ha 'Koletet)) (the "Merger").

        B. As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to enter into this Stock Option Agreement, which provides, among other things, that Issuer grant to Grantee an option to purchase ordinary shares of Issuer, NIS 0.01 per share ("Issuer Shares"), upon the terms and subject to the conditions provided for herein.

        NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Stock Option Agreement and the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1. Grant of Option. Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase 5,371,720 shares of Issuer Shares (or such other number of Issuer Shares as equals 12.5% of the outstanding Issuer Shares immediately prior to the time of exercise) (the "Option Shares"), in the manner set forth below, at an exercise price of $55.10 per share of Issuer Shares, subject to adjustment as provided below (the "Option Price"). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Merger Agreement.

        2. Exercise of Option.

                (a) Subject to the satisfaction or waiver of the conditions set forth in Section 9 of this Stock Option Agreement, prior to the termination of this Stock Option Agreement in accordance with its terms, Grantee may exercise the Option, in whole or in part, at any time or from time to time on or after the occurrence of a Triggering Event (as defined below). The Option shall terminate and not be exercisable at any time following the Expiration Date (as defined in Section 11). The term "Triggering Event" means the time immediately prior to the termination of the Merger Agreement pursuant to Section 6.3(a)(1) thereof as a result of which the Issuer could become obligated to pay the fee specified in Section 6.3(a).

                (b) In the event Grantee wishes to exercise the Option at such time as the Option is exercisable and has not terminated, Grantee shall deliver written notice (the "Exercise

Notice") to Issuer specifying its intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (a "Closing") not less than one (1) nor more than thirty (30) business days after the later of (i) the date such Exercise Notice is given and (ii) the expiration or termination of any waiting period pursuant to applicable law; provided that if the applicable waiting period has not expired or terminated by the Expiration Date, the Expiration Date shall be extended until two (2) business days after the applicable waiting period has expired or terminated (but in no event longer than three (3) months beyond the original Expiration Date). If after the occurrence of a Triggering Event and prior to the Expiration Date (x) any person or group (other than Grantee and its affiliates) shall have acquired thirty percent (30%) or more of the then outstanding shares of Issuer Shares (a "Share Acquisition"), or (y) Issuer shall have entered into a written definitive agreement with any person or group (other than Grantee and its affiliates) providing for a Company Acquisition (as defined below), then Grantee, in lieu of exercising the Option, shall have the right at any time thereafter (for so long as the Option is exercisable under Section 2(a) hereof) to request in writing that Issuer pay, and promptly (but in any event not more than five (5) business days) after the giving by Grantee of such request, Issuer shall pay to Grantee, in cancellation of the Option (which shall upon such payment be deemed surrendered by Grantee and extinguished), an amount in cash (the "Cancellation Amount") equal to the lesser of:

                        (i)(A) the excess over the Option Price of the greater of (x) the last sale price of a share of Issuer Shares as reported on the Nasdaq National Market on the last trading day prior to the date of the Exercise Notice, and (y)(1) the highest price per share of Issuer Shares offered to be paid or paid by any such person or group pursuant to or in connection with such Share Acquisition or Company Acquisition or (2) if such Company Acquisition consists of a purchase and sale of assets, the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with a Company Acquisition, divided by the number of shares of Issuer Shares then outstanding, multiplied by (B) the number of Option Shares then covered by the Option; and

                        (ii) Five Million Dollars ($5,000,000).

                If all or a portion of the price per share of Issuer Shares offered, paid or payable or the aggregate consideration offered, paid or payable for the stock or assets of Issuer, each as contemplated by the preceding sentence, consists of noncash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined jointly by the investment bankers of Issuer and the investment bankers of Grantee.

                (c) Notwithstanding any other provision of this Stock Option Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) exceed $80 million and, if it otherwise would exceed such amount, Grantee, at its sole election, shall either (i) deliver to the Issuer for cancellation shares of Issuer Shares previously purchased by Grantee, (ii) pay cash or other consideration to the Issuer or (iii) undertake any combination thereof, so that Grantee's Total Profit shall not exceed $80 million after taking into account the foregoing actions. As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes ) of the following: (A) the amount paid by the Issuer pursuant to Section 2(b) of this Stock Option Agreement, (B) the amounts received by Grantee pursuant to the sale of Registrable Securities (as hereinafter defined) (or any other securities into which such securities are converted or exchanged) to any unaffiliated party, less Grantee's purchase price for such shares, and (C) the aggregate amount received by Grantee from the Issuer pursuant to Section 6.3 of the Merger Agreement.

                (d) Notwithstanding any other provision of this Stock Option Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of the related Exercise Notice, result in a Notional Total Profit (as defined below) of more than $80 million, and, if exercise of the Option otherwise would exceed such amount, Issuer, at its discretion, may increase the Exercise Price for that number of Option Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed $80 million. As used herein, the term "Notional Total Profit" with respect to any number of Option shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of the related Exercise Notice assuming that the Option were exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for Issuer Shares of the close of business on the immediately preceding trading day (less customary brokerage commissions).

                (e) Notwithstanding anything in this Stock Option Agreement, the Option may not be exercised if Grantee or Acquisition has willfully breached any of its representations and warranties or has taken an action or failed to take an action which results in a breach of a covenant by Grantee or Acquisition contained in the Merger Agreement.

                (f) As used herein, "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition of Issuer by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Grantee, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of Issuer and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices;
(iii) the acquisition by a Third Party of thirty percent (30%) or more of the outstanding Issuer Shares; (iv) the adoption by the Issuer of a plan of liquidation or the declaration or payment of an extraordinary dividend or (v) the repurchase by the Issuer or any of its subsidiaries of more than thirty percent (30%) of the outstanding Shares.

                3. Payment of Option Price and Delivery of Certificate. Any Closings under Section 2 of this Stock Option Agreement shall be held at the principal executive offices of the Issuer, or at such other place as Issuer and Grantee may agree. At any Closing hereunder, (a) Grantee or its designee will make payment to Issuer of the aggregate price for the Option Shares being so purchased by delivery of a certified check, official bank check or wire transfer of funds pursuant to Issuer's instructions payable to Issuer in an amount equal to the product obtained by multiplying the Option Price by the number of Option Shares to be purchased, and (b) upon receipt of such payment Issuer will deliver to Grantee or its designee a certificate or certificates representing the number of validly issued, fully paid and non-assessable Option Shares so purchased, in the denominations and registered in such names designated to Issuer in writing by Grantee.

        4. Registration and Listing of Option Shares.

                (a) Issuer will, if requested by Grantee at any time or from time to time within one (1) year following the Exercise Date (as defined in Section 12 below) (the "Registration Period"), in order to permit the sale or other disposition of the Option Shares that have been acquired by Grantee upon exercise of the Option ("Registrable Securities"), register under the Securities Act of 1933, as amended (the "Act"), the offering, sale and delivery, or other disposition, of the Registrable Securities. Any such Registration Notice must relate to a number of Registrable Securities equal to at least forty percent (40%) of the Option Shares, unless the remaining number of Registrable Securities is less than such amount, in which case Grantee shall be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). Grantee's rights hereunder shall terminate at such time as Grantee shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the Act. Issuer will use all reasonable efforts to qualify any Registrable Securities Grantee desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; provided, however, that Issuer shall not be required to qualify to do business or consent to general service of process in any jurisdiction by reason of this provision. Without Grantee's prior written consent, no other securities may be included in any such registration. Issuer will use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties that are required therefor and to keep such registration statement effective for a period of ninety (90) days from the day such registration statement first becomes effective. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days during any one-year period in the aggregate if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer, or Issuer is required under the Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. Grantee shall be entitled to make up to two (2) requests under this Section 4(a). For purposes of determining whether the two (2) requests have been made under this Section 4(a), only requests relating to a registration statement that has become effective under the Act will be counted.

                (b) If, during the Registration Period, Issuer shall propose to register under the Act the offering, sale and delivery of Issuer Shares for cash for its own account or for any other shareholder of Issuer pursuant to a firm underwriting, it will, in addition to Issuer's other obligations under this
Section 4, allow Grantee the right to participate in such registration so long as Grantee participates in such underwriting; provided, however, that, if the managing underwriter of such offering advises Issuer in writing that in its opinion the number of shares of Issuer Shares requested to be included in such registration exceeds the number that it would be in the best interests of Issuer to sell in such offering, Issuer will, after fully including therein all shares of Issuer Shares to be sold by Issuer, include the shares of Issuer Shares requested to be included therein by Grantee pro rata (based on the number of shares of Issuer Shares requested to be included therein) with the shares of Issuer Shares requested to be included therein by persons other than Issuer and persons to whom Issuer owes a contractual obligation (other than any director, officer or employee of Issuer to the extent any such person is not currently owed such contractual obligation).

                (c) The expenses associated with the preparation and filing of any registration statement pursuant to this Section 4 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by Issuer, except for underwriting discounts or commissions or brokers' fees in respect of shares of Issuer Shares to be sold by Grantee and the fees and disbursements of Grantee's counsel; provided, however, that Issuer will not be required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of Grantee unless Grantee agrees to forfeit its right to request one registration; provided further, however, that, if at the time of such withdrawal Grantee has learned of a material adverse change in the results of operations, condition, business or prospects of Issuer not known to Grantee at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by Issuer to Grantee of such material adverse change, then Grantee shall not be required to pay any of such expenses and shall not forfeit such right to request one registration. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to filed hereunder.

                (d) In connection with each registration under this Section 4, Issuer shall indemnify and hold each holder of Option or Option Shares participating in such offering (a "Holder"), its underwriters and each of their respective affiliates harmless against any and all losses, claims, damage, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which such Holder, its underwriters and each of their respective affiliates may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any prospectus therein), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than such losses, claims, damages, liabilities or expenses (or actions in respect thereof) that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by a Holder to Issuer expressly for use in such registration statement.

                (e) In connection with any registration statement pursuant to this Section 4, each Holder agrees to furnish Issuer with such information concerning itself and the proposed sale or distribution as shall reasonably be required in order to ensure compliance with the requirements of the Act and shall provide representations and warranties customary for selling shareholders who are unaffiliated with the Issuer. In addition, Grantee and each Holder shall indemnify and hold Issuer, its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursement of counsel and accountants), joint or several, to which Issuer, its underwriters and each of their respective affiliates may become subject under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by any Holder to Issuer expressly for use in such registration statement; provided, however, that in no event shall any indemnification amount contributed by a Holder hereunder exceed the net proceeds of the offering received by such Holder.

                (f) Upon the exercise of the Option, Issuer will promptly list the Option Shares for which the Option was exercised with the Nasdaq National Market System or on such national or other exchange on which the shares of Issuer Shares are at the time listed.

                5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

                (a) Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel and has requisite power and authority to enter into and perform its obligations under this Stock Option Agreement.

                (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorized this Stock Option Agreement or to consummate the transactions contemplated hereby. The Board of Directors of Issuer has duly approved the issuance and sale of the Option Shares, upon the terms and subject to the conditions contained in this Stock Option Agreement, and the consummation of the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Issuer and constitutes a legal, valid and binding obligation of Issuer enforceable against Issuer in accordance with its terms.

                (c) Issuer has taken all necessary action to authorize and reserve for issuance and to permit it to issue, and at all times from the date of this Stock Option Agreement through the date of expiration of the Option will have reserved for issuance upon exercise of the Option, a sufficient number of authorized shares of Issuer Shares for issuance upon exercise of the Option, each of which, upon issuance pursuant to this Stock Option Agreement and when paid for as provided herein, will be validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, charges, encumbrances and security interests (other than those imposed by Grantee or applicable law).

                (d) The execution, delivery and performance of this Stock Option Agreement by Issuer and the consummation by it of the transactions contemplated hereby except as required by the HSR Act and any material foreign competition authorities (if applicable), and, with respect to Section 4 hereof, compliance with the provisions of the Act and any applicable state or securities laws, and the approvals of the Office of the Chief Scientist and the Investment Center of the Ministry of Industry and Commerce of the State of Israel, do not require the consent, waiver, approval, license or authorization of or result in the acceleration of any obligation under, or constitute a default under, any term, condition or provision of the memorandum of association and articles of association (and other governing documents), or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree or any restriction to which Issuer or any property of Issuer or its subsidiaries is bound, except where failure to obtain such consents, waivers, approvals, licenses or authorizations or where such acceleration or defaults could not, individually or in the aggregate, reasonably be expected to adversely affect Grantee's rights hereunder or to have a Material Adverse Effect on Issuer.

                6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

                (a) Grantee is a corporation duly organized, validly existing and in good standing under the laws of Bermuda, and has the requisite power and authority to enter into and perform its obligations under this Stock Option Agreement.

                (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of Grantee are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Grantee and, assuming this Stock Option Agreement has been duly executed and delivered by Issuer, constitutes a valid and binding obligation of Grantee enforceable against Grantee in accordance with its terms.

                (c) Grantee is acquiring the Option and it will acquire the Option Shares issuable upon the exercise thereof for its own account and not with a view to the distribution or resale thereof in any manner not in accordance with applicable law.

                7. Covenants of Grantee. Grantee agrees not to transfer or otherwise dispose of the Option or the Option Shares, or any interest therein, except that Grantee may transfer or dispose of the Option Shares so long as such transaction is in compliance with the Act and any applicable state securities law. Grantee further agrees to the placement of the following legend on the certificates) representing the Option Shares (in addition to any legend required under applicable state securities laws):

        "THE SHARES REPRESENTED BY THIS CERTIFICATE (A) HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE FOREIGN OR STATE LAW GOVERNING THE OFFER AND SALE OF SECURITIES. NO TRANSFER OR OTHER DISPOSITION OF THESE SHARES, OR OF ANY INTEREST THEREIN, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH OTHER FOREIGN OR STATE LAWS OR PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE ACT, SUCH OTHER FOREIGN OR STATE LAWS, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND (B) ARE SUBJECT TO ISSUER'S RIGHTS TO REPURCHASE THE SHARES IN ACCORDANCE WITH THE TERMS OF SECTION 12 OF THAT CERTAIN STOCK OPTION AGREEMENT, DATED AS OF OCTOBER 16, 2000, BETWEEN ISSUER AND MARVELL TECHNOLOGY GROUP LTD."

                8. HSR Compliance Efforts. Grantee and Issuer shall take, or cause to be taken, all reasonable action to consummate and make effective the transactions contemplated by this Stock Option Agreement, including, without limitation, reasonable efforts to obtain any necessary consents of third parties and governmental agencies and the filing by Grantee and

Issuer promptly of any required HSR Act notification forms and the documents required to comply with the HSR Act.

                9. Certain Conditions. The obligation of Issuer to issue Option Shares under this Stock Option Agreement upon exercise of the Option shall be subject to the satisfaction or waiver of the following conditions:

                (a) any waiting periods applicable to the acquisition of the Option Shares by Grantee pursuant to this Stock Option Agreement under the HSR Act and any material foreign laws shall have expired or been terminated and all regulatory approvals for the issuance of the Option Shares shall have been obtained and be in full force and effect; and

                (b) no statute, rule or regulation shall be in effect, and no order, decree or injunction entered by any court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall be in effect that prohibits the exercise of the Option or acquisition or issuance of Option Shares pursuant to this Stock Option Agreement.

                10. Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Issuer Shares by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of Issuer, Grantee shall receive, upon exercise of the Option, the stock or other securities, cash or property to which Grantee would have been entitled if Grantee had exercised the Option and had been a holder of record of shares of Issuer Shares on the record date fixed for determination of holders of shares of Issuer Shares entitled to receive such stock or other securities, cash or property and the Option Price shall be adjusted appropriately.

                11. Expiration. The Option shall expire at the earlier of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with its terms, other than as a result of the occurrence of a Triggering Event and (z) 5:00 p.m., California time, on the day that is the six (6) month anniversary of the date on which the Merger Agreement has been terminated in accordance with the terms thereof as a result of the occurrence of a Triggering Event (such expiration date is referred to as the "Expiration Date").

                12. Issuer Call. If Grantee has acquired Option Shares pursuant to exercise of the Option (the date of any closing relating to such exercise herein referred to as an "Exercise Date") and there shall not be pending any Company Acquisition that is subject to the affirmative vote of the shareholders of the Issuer (that has not been voted upon) involving a Third Party who, at any time during the period ending six (6) months following the date hereof, had outstanding an offer or proposal with respect to a Company Acquisition, then, at any time after the six (6) months following the date of grant hereof and prior to six (6) months following such Exercise Date, Issuer, subject to applicable law, may require Grantee, upon delivery to Grantee of written notice, to sell to Issuer all (but not less than all) Option Shares held by Grantee as of the date of such notice. Subject to Section 2(c) hereof, the per share purchase price for such purchase (the "Issuer Call Price") shall be equal to (A) the Option Price, plus (B) interest on the Option Price at a rate of 10% per annum (computed on the basis of a 360-day year of twelve 30-day months) for the period from the Exercise Date to the closing of such sale of Option Shares, less (C) any dividends paid on the Option Shares to be purchased by Issuer pursuant to this
Section 12. The closing of any sale of Option Shares pursuant to this Section 12 shall take place at the principal offices of Grantee at a time and on a date designated by Issuer in the aforementioned notice to Grantee, which date shall be no more than thirty (30) days and no less than one (1) business day from the date of such notice. The Issuer Call Price shall be paid in immediately available funds.

                13. General Provisions.

                (a) Survival. All of the representations, warranties and covenants contained herein shall survive a Closing and shall be deemed to have been made as of the date hereof and as of the date of each Closing.

                (b) Further Assurances. If Grantee exercises the Option, or any portion thereof, in accordance with the terms of this Stock Option Agreement, Issuer and Grantee will execute and deliver all such further documents and instruments and use all reasonable efforts to take all such further action as may be necessary in order to consummate the transactions contemplated thereby.

                (c) Severability. It is the desire and intent of the parties that the provisions of this Stock Option Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Stock Option Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                (d) Assignment; Transfer of Stock Option. This Stock Option Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that Issuer and Grantee, without the prior written consent of the other party, shall not be entitled to assign or otherwise transfer any of its rights or obligations hereunder and any such attempted assignment or transfer shall be void; provided, further, that Grantee shall be entitled to assign or transfer this Stock Option Agreement or any rights hereunder to any wholly-owned subsidiary of Grantee so long as such wholly-owned subsidiary agrees in writing to be bound by the terms and provisions hereof.

                (e) Specific Performance. The parties agree and acknowledge that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party would be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provisions. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

                (f) Amendments. This Stock Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Grantee and Issuer.

                (g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

       If to Grantee:

                      Marvell Technology Group Ltd.
                      645 Almanor Avenue
                      Sunnyvale, CA  94086
                      Telecopier: (408) 328-0918
                      Attention: Corporate Counsel

                      with a copy to:

                      Gibson, Dunn & Crutcher LLP
                      One Montgomery Street
                      Telesis Tower
                      San Francisco, California 94104
                      Telecopier: (415) 374-8427
                      Attention: Kenneth R. Lamb


       If to Issuer:


                      Galileo Technology Ltd.
                      c/o Galileo Technology, Inc.
                      142 Charcot Avenue
                      San Jose, CA  95131
                      Telecopier: (408) 367-1404
                      Attention: Manuel Alba,
                                    President
                      with a copy to:

                      Weil, Gotshal & Manges LLP
                      767 Fifth Avenue
                      New York, New York  10153
                      Telecopier: (212) 310-8007
                      Attention: Stephen M. Besen

                (h) Headings. The headings contained in this Stock Option Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stock Option Agreement.

                (i) Counterparts. This Stock Option Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                (j) Governing Law/Jurisdiction/Venue. Governing Law and Venue; Waiver of Jury Trial.

                (1) THIS STOCK OPTION AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, EXCEPT FOR MATTERS OF CORPORATE LAW CONCERNING THE RESPECTIVE PARTIES, WHICH SHALL BE GOVERNED BY THE RESPECTIVE CORPORATE LAWS OF THEIR JURISDICTION OF INCORPORATION. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Stock Option Agreement and of the documents referred to in this Stock Option Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Stock Option Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in
Section 13(g) or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

                (2) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS STOCK OPTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES

ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS STOCK OPTION AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(i).

                (k) Entire Agreement. This Stock Option Agreement and the Merger Agreement, and any documents and instruments referred to herein and therein, constitute the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, and all contemporaneous oral agreements and understandings, between the parties with respect to the subject matter hereof and thereof. Nothing in this Stock Option Agreement shall be construed to give any person other than the parties to this Stock Option Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Stock Option Agreement or any provision contained herein.

                (l) Expenses. Except as otherwise provided in this Stock Option Agreement, each party shall pay its own expenses incurred in connection with this Stock Option Agreement and the transactions contemplated hereby.

                IN WITNESS WHEREOF, the parties have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                       MARVELL TECHNOLOGY GROUP LTD.


                                       By
                                          --------------------------------------
                                           Name:
                                                 -------------------------------
                                           Title:
                                                  ------------------------------


                                       GALILEO TECHNOLOGY LTD.


                                       By
                                          --------------------------------------
                                           Name:
                                                 -------------------------------
                                           Title:
                                                  ------------------------------


           {SIGNATURE PAGE TO MARVELL/GALILEO STOCK OPTION AGREEMENT}

The following proxy was executed by the following Galileo stockholders:

    Manuel Alba-Marquez  1,385,500 shares
    Avigdor Willenz      8,806,478 shares


                                                                       Exhibit B

                           FORM OF IRREVOCABLE PROXY

        The undersigned Shareholder of Galileo Technology Ltd., a corporation formed under the laws of the State of Israel (the "Company"), hereby irrevocably appoints and constitutes _______________ the attorney and proxy of the undersigned with full power of substitution and resubstitution to the full extent of the undersigned's rights with respect to (i) the issued and outstanding ordinary shares, par value NIS 0.01 per share, of the Company ("Company Ordinary Shares"), owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and
(ii) any and all other Company Ordinary Shares, which the undersigned (individually or jointly) may acquire beneficially or of record after the date hereof (collectively, the "Subject Securities"). Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Subject Securities, are hereby revoked, and no subsequent proxies will be given with respect to any of the Subject Securities. This proxy is irrevocable and is coupled with an interest.

        The attorneys and proxies named above are hereby instructed and authorized to exercise this proxy during the period from the date hereof through the earlier of (i) the date upon which the Agreement of Merger dated October 16, 2000 (the "Merger Agreement") by and among the Company, Marvell Technology Group Ltd., a Bermuda corporation, and Toshack Acquisitions Ltd., an Israeli corporation, is validly terminated and (ii) the date upon which the Merger becomes effective (the "Expiration Date"), at the Company Shareholder Meeting (as defined in the Merger Agreement), however called, and at every adjournment or postponement thereof, or in any written action by consent of shareholders of the Company, to (a) appear, or cause the holder of record as of the record date for the Company Shareholder Meeting to appear at the Company Shareholder Meeting, or any adjournments or postponements thereof, for the purpose of establishing a quorum, (b) vote or cause to be voted all the Subject Securities in favor of the Merger (as defined in the Merger Agreement) and the other related transactions, the adoption and approval of the terms of the Merger Agreement and in favor of the transactions and each of the other actions contemplated by the Merger Agreement and the Merger, and (c) vote all the Subject Securities against any Acquisition Proposal and any related transaction or agreement. The term "Acquisition Proposal" shall mean, other than the Merger, any proposal or inquiry that constitutes, or may reasonably be expected to lead to an Acquisition Transaction. The term "Acquisition Transaction" shall mean any acquisition or purchase of a substantial amount of assets of, or any equity interest in, the Company, or any merger, consolidation, business combination, amalgamation, arrangement, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its subsidiaries or any other material corporate transactions the consummation of which would, or could reasonably be expected to, impede, interfere with, prevent or materially delay the Merger.

        This Proxy does not relate to, and the undersigned Shareholder remains entitled to vote the Subject Securities on, all other matters. This proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Subject Securities).

        This proxy shall terminate upon the Expiration Date.

Dated:
      ------------------------         SHAREHOLDER


                                       -----------------------------------------
                                       Name:
                                             -----------------------------------


                                       Number of Company Ordinary Shares
                                       owned beneficially or of record as
                                       of the date of this proxy:


                                       -----------------------------------------

This following voting agreement was executed by the following Marvell stockholders:

  Diosdado P. Banatao  6,879,208 shares
  Kuo Wei Chang        8,739,140 shares
  Weili Dai           24,092,312 shares
  Pantas Sutardja     11,776,000 shares
  Sehat Sutardja      24,092,312 shares


                                                                       Exhibit C

                            FORM OF VOTING AGREEMENT

        VOTING AGREEMENT, dated as of October 16, 2000 (this "AGREEMENT"), by and between Galileo Technology Ltd., an Israeli corporation ("THE COMPANY"), and ___________________ (the "STOCKHOLDER").

                              W I T N E S S E T H:

        WHEREAS, concurrently herewith, the Company, Marvell Technology Group Ltd., a Bermuda corporation ("PARENT"), and Toshack Acquisitions Ltd., an Israeli corporation and wholly-owned subsidiary of Parent ("MERGER SUB"), are entering into an Agreement of Merger (as such agreement may hereafter be amended from time to time, the "MERGER AGREEMENT"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Merger Sub will be merged with and into the Company, with the Company as the Surviving Corporation (the "MERGER");

        WHEREAS, the Stockholder beneficially owns __________ shares (the "STOCKHOLDER SHARES") of Parent Common Stock; and

        WHEREAS, as an inducement and a condition to entering into the Merger Agreement, the Company has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement; and further the Stockholder has agreed to enter into this Agreement strictly in his capacity as a beneficial owner of the Stockholder Shares and not in his capacity as a director or officer of the Company.

        NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

        1. Provisions Concerning the Shares. (a) The Stockholder hereby agrees that during the period commencing on the date hereof and continuing until this provision terminates pursuant to Section 5 hereof, at any meeting of the holders of shares of Parent Common Stock, however called, or in connection with any written consent of the holders of shares of Parent Common Stock, the Stockholder shall vote, (or cause to be voted) any shares of Parent Common Stock held of record or Beneficially Owned (as defined below) by the Stockholder, including the Stockholder Shares, whether heretofore owned or hereafter acquired, in favor of the Merger and the adoption of the Merger Agreement and any actions required in furtherance thereof and hereof.

                (b) The Stockholder shall not enter into any agreement or understanding with any Person (as defined below) the effect of which would be inconsistent or violative of the provisions of this Agreement.

                (c) For purposes of this Agreement:

                "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), including pursuant to any agreement, arrangement or understanding, whether or not in writing; without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act; and

                "PERSON" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

                (d) In the event of a stock dividend or distribution, or any change in the Parent Common Stock by reason of any stock dividend, stock split, recapitalization, reclassification, combination, exchange of shares, merger or the like, the term "STOCKHOLDER SHARES" as used in this Agreement shall be deemed to refer to and include the Stockholder Shares as well as all such stock dividends and distributions and any shares or other securities into which or for which any or all of the Stockholder Shares may be converted, changed or exchanged.

        2. Representations and Warranties. As of the date hereof, the Stockholder hereby represents and warrants to the Company as follows:

                (a) Ownership of Shares. The Stockholder is the Beneficial Owner of all of the Stockholder Shares. On the date hereof, the Stockholder Shares constitute all of the shares of Parent Common Stock owned of record or Beneficially Owned by the Stockholder. The Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in
Section 1 hereof, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder Shares, with no limitations, qualifications or restrictions on such rights (subject to applicable securities laws).

                (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is settlor or trustee or any other person whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

                (c) No Conflicts. (i) Except for filings under the HSR Act, if any, and filings under the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the

Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof will (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any declaration of trust, note, bond, mortgage, indenture, security or pledge agreement, voting agreement, stockholders' agreement or voting trust, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets may be bound, or
(B) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets.

                (d) Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon execution and delivery of this Agreement by the Stockholder.

                (e) Sophistication. The Stockholder acknowledges being an informed and sophisticated investor and, together with the Stockholder's advisors, has undertaken such investigation as they have deemed necessary, including the review of the Merger Agreement and this Agreement, to enable the Stockholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement and the transactions contemplated thereby and hereby.

                (f) No Broker. No broker, investment banker, financial adviser or other Person is entitled to any commission, broker's fee, finder's fee, adviser's fee or similar fee arising solely in connection with the execution of this Agreement by Stockholder.

        3. Acknowledgment. The Company acknowledges that this Agreement is entered into by the Stockholder in such Stockholder's capacity as a beneficial owner of the Stockholder Shares, and that nothing in this Agreement shall in any way restrict or limit the Stockholder from taking any action in his capacity as a director or officer of Parent or otherwise fulfilling his fiduciary obligations as a director or officer of Parent, notwithstanding that any such action would be inconsistent with or violative of the Stockholder's obligations under this Agreement if taken in his capacity as a beneficial owner of the Stockholder Shares.

        4. Restriction on Transfer; Proxies; Non-Interference; Stop Transfers; etc.

                (a) The Stockholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this provision terminates pursuant to Section 5 hereof: (i) except as contemplated by the Merger Agreement offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder Shares or any interest therein;
(ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Stockholder Shares into a voting trust or enter into a voting agreement with respect to any Stockholder Shares; or (iii) take any action that would make any of the Stockholder's representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his/her respective obligations under this Agreement.

                (b) Without limiting the generality of Section 4(a) above, the Stockholder agrees with, and covenants to, the Company that the Stockholder shall not, during the period set forth in Section 4(a), request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing the Stockholder Shares, unless such transfer is made in compliance with this Agreement.

        5. Termination. Except as otherwise provided herein, the covenants and agreements contained in Sections 1 and 4 hereof shall terminate (i) in the event the Merger Agreement is terminated in accordance with the terms thereof, upon such termination, and (ii) in the event the Merger is consummated, upon the Effective Time. Notwithstanding anything to the contrary herein no termination of this Agreement shall relieve any party of liability for a breach hereof prior to termination.

        6. Further Assurances. From time to time, at the other party's request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

        7. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

        8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder Shares and shall be binding upon any Person or entity to which legal or beneficial ownership of such Stockholder Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder's heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any transfer of Stockholder Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

        9. Assignment. This Agreement shall not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other party, and any purported assignment without such consent shall be null and void. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall be binding on and inure to the benefit of the respective successors, heirs and permitted assigns of the parties hereto.

        10. Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by each of the parties hereto.

        11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses: (i) if to the Company, to its address set forth in the Merger Agreement; and (ii) if to the Stockholder, to the address set forth under the Stockholder's signature on the signature page hereto; or, in each case, to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

        12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        13. Specific Performance. The Stockholder recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach the Company shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which the Company may be entitled, at law or in equity.

        14. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

        15. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

        16. No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party hereto .

        17. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

        18. WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH.

        19. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        20. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

                            [signature page follows]

        IN WITNESS WHEREOF, the Company and the Stockholder have executed and delivered this Agreement as of the day and year first above written.

                                       GALILEO TECHNOLOGY LTD.


                                       By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                       STOCKHOLDER

                                       By:
                                          --------------------------------------

                                          --------------------------------------


                                       Address for Notices to Stockholder:

                                       -----------------------------------------

                                       -----------------------------------------

                                       -----------------------------------------

                                                                     Exhibit E-1

                                    FORM OF

                                    COMPANY

                                  CERTIFICATE

               In connection with the merger (the "Merger") of Toshack Acquisitions Ltd., an Israeli corporation ("Acquisition") and a direct wholly-owned subsidiary of Marvell Technology Group Ltd., a Bermuda corporation ("Parent"), with and into Galileo Technology Ltd., an Israeli corporation (the "Company"), pursuant to the Agreement of Merger dated as of October 16, 2000 (the "Merger Agreement"), among Parent, Acquisition and the Company, the Company hereby certifies the following (any capitalized term used but not defined herein having the meaning given to such term in the Merger Agreement):

        1. The fair market value of the shares of common stock, par value $0.002 per share, of Parent ("Parent Shares") to be received in the Merger by each holder of ordinary shares, par value NIS 0.01 per share, of the Company ("Company Shares") will be approximately equal to the fair market value of the Company Shares surrendered in the exchange.

        2. The payment of cash in lieu of a fraction of a Parent Share is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing a fraction of a Parent Share, and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to holders of Company Shares instead of issuing fractions of Parent Shares will not exceed one percent (1%) of the total consideration that will be issued in the Merger to holders of Company Shares in exchange for their Company Shares.

        3. Prior to and in connection with the Merger, no outstanding stock of the Company has been or will be (i) redeemed by the Company or
               (ii) the subject of any distribution by the Company.

        4. There is no plan or intention on the part of any holder of Company Shares who owns 5% or more of the Company Shares and, to the best of the knowledge of the management of the Company, there is no plan or intention on the part of the remaining holders of Company Shares, to sell, exchange or otherwise dispose of any Parent Shares to be received in the Merger by such holder directly or indirectly to Parent or to a person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) for consideration other than Parent Shares.

        5. The Company has no outstanding equity interests other than as described in Section 2.2 of the Merger Agreement. At the Effective Time and following the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person or entity could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of control of the Company within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

        6. The Company has no plan or intention to alter the terms of the Company Shares or to issue additional shares of its stock that, in either case, would result in Parent losing control of the Company within the meaning of Section 368(c) of the Code.

        7. Either (a) there will be no dissenters to the Merger, (b) solely Parent Shares will be issued to any dissenters to the Merger in satisfaction of their dissenters' rights, or (c) any consideration other than Parent Shares paid to dissenters to the Merger will be paid solely from the funds or assets of the Company and shall not be reimbursed by or otherwise originate from Parent or a person related to Parent.

        8. The Company and its shareholders will pay their respective expenses, if any, incurred in connection with the Merger; provided, however, that the Company will pay the expenses of obtaining any rulings required to be obtained in order to effect the Merger and related transactions on a tax-deferred basis to its shareholders. No expenses of the transaction incurred by or on behalf of the Company will be paid with funds originating with Parent or a person related to Parent.

        9. The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

        10. The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

        11. There is no intercorporate indebtedness existing between Parent and the Company or between Acquisition and the Company that was issued, acquired or will be settled at a discount.

        12. In the Merger, Company Shares representing control of the Company within the meaning of Section 368(c) of the Code will be exchanged solely for Parent Shares. In connection with the Merger, no Company Shares will be exchanged for cash or other property originating with Parent or any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)). Further, no liabilities of the Company or of the shareholders of the Company will be assumed by Parent, nor to the best of the knowledge of the management of the Company will any Company Shares be subject to any liabilities.

        13. In connection with the Merger, the Company has not sold, transferred or otherwise disposed of any of its assets to the extent that would prevent Parent or members of its qualified group (within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii)) from causing the Company after the Merger to continue the historic business of the Company or to use a significant portion of the Company's historic business assets in a business.

        14. On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

        15. None of the compensation to be received by any shareholder-employee of the Company in the Merger will be separate consideration for, or allocable to, any of their Company Shares; none of the Parent Shares to be received by any shareholder-employee of the Company will be separate consideration for, or allocable to, any employment or consulting agreement; and the compensation to be paid to any shareholder-employee after the Merger pursuant to arrangements entered into in connection with the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

        16. All options, warrants or rights to acquire Company Shares that are outstanding and exercisable immediately prior to or at the Effective Time were issued with an exercise price that was not less than the fair market value of a Company Share at the date of grant, except for certain options granted by the Company after the initial public offering of the Company that were issued with an exercise price that was not less than 85% of the fair market value of a Company Share at the date of grant.

        17.    The Merger is being effected for bona fide business reasons.

        18. The Merger Agreement (including all Exhibits thereto and all ancillary agreements referred to therein) represents the full and complete agreement between Parent, Acquisition and the Company regarding the Merger, and there are no other written or oral agreements regarding the Merger.

        19. No U.S. person (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(iv)) who exchanges Company Shares for Parent Shares in the Merger will own 5% or more (applying the attribution rules of Section 318 of the Code as modified by
               Section 958(b) of the Code) of the total voting power or the total value of the stock of Parent immediately after the Merger.

        20. The information relating to the Merger and all related transactions (including, but not limited to, all representations, warranties, covenants, and undertakings) set forth in the Merger Agreement and in the Joint Proxy Statement/Prospectus of Parent and the Company to be filed in connection with the Merger, insofar as such information relates to the Company, or the plans and intentions thereof, are true, correct and complete in all respects. The Merger will be consummated pursuant to the terms of the Merger Agreement.



               IN WITNESS WHEREOF, the Company has executed this Certificate on this ___ day of ____________ , 2000.


                                             GALILEO TECHNOLOGY LTD.

                                             By:
                                             Name:
                                             Title:

                                                                     Exhibit E-2

                                    FORM OF

                                     PARENT

                                   CERTIFICATE

        In connection with the merger (the "Merger") of Toshack Acquisitions Ltd., an Israeli corporation ("Acquisition") and a direct wholly-owned subsidiary of Marvell Technology Group Ltd., a Bermuda corporation ("Parent"), with and into Galileo Technology Ltd., an Israeli corporation (the "Company"), pursuant to the Agreement of Merger dated as of October 16, 2000 (the "Merger Agreement"), among Parent, Acquisition and the Company, Parent hereby certifies, on behalf of Parent and Acquisition, the following (any capitalized term used but not defined herein having the meaning given to such term in the Merger Agreement):

        1. The fair market value of the shares of common stock, par value $0.002 per share, of Parent ("Parent Shares") to be received in the Merger by each holder of ordinary shares, par value NIS 0.01 per share, of the Company ("Company Shares") will be approximately equal to the fair market value of the Company Shares surrendered in the exchange.

        2. The payment of cash in lieu of a fraction of a Parent Share is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing a fraction of a Parent Share, and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to holders of Company Shares instead of issuing fractions of Parent Shares will not exceed one percent (1%) of the total consideration that will be issued in the Merger to holders of Company Shares in exchange for their Company Shares.

        3. In connection with the Merger, no Company Shares will be acquired by Parent or any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) for consideration other than Parent Shares.

        4. In connection with the Merger, neither Parent nor any person related to Parent (within the meaning of Treasury Regulation
               Section 1.368-1(e)(3)) will purchase, exchange, redeem or otherwise acquire (directly or indirectly) any Parent Shares issued to holders of Company Shares in the Merger.

        5. In the Merger, Company Shares representing control of the Company, within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"), will be exchanged solely for Parent Shares. In connection with the Merger, no Company Shares will be exchanged for cash or other property originating with Parent or any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)). Further, no liabilities of the Company (except for the substitution of Parent stock options for Company Stock Options) or of the shareholders of the Company will be assumed by Parent, nor to the best knowledge of the management of Parent will any Company Shares be subject to any liabilities.

        6. Following the Merger, the historic business of the Company will be continued by, or a significant portion of the Company's historic business assets will be used in a business of, Parent or a corporation within Parent's qualified group (within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii)).

        7. Parent has no present plan or intention to liquidate the Company (including, without limitation, by means of making a check-the-box election for federal income tax purposes); to merge the Company with or into another corporation; to sell, distribute or otherwise dispose of the Company Shares acquired in the Merger except for transfers or successive transfers of Company Shares to one or more corporations controlled (within the meaning of Section 368(c) of the Code) in each case by the transferor; or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Acquisition, except for dispositions made in the ordinary course of business or transfers or successive transfers of assets to one or more corporations controlled (within the meaning of Section 368(c) of the Code) in each case by the transferor.

        8. Either (a) there will be no dissenters to the Merger, (b) solely Parent Shares will be issued to any dissenters to the Merger in satisfaction of their dissenters' rights, or (c) any consideration other than Parent Shares paid to dissenters to the Merger will be paid solely from the funds or assets of the Company and shall not be reimbursed by or otherwise originate from Parent or a person related to Parent.

        9. Parent and Acquisition will pay their respective expenses, if any, incurred in connection with the Merger, and will not pay any of the expenses of the Company or the shareholders of the Company incurred in connection with the Merger.

        10. Neither Parent nor any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) has owned during the past five (5) years any Company Shares.

        11. Neither Parent nor Acquisition is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

        12. Prior to the Merger, Parent will be in control of Acquisition within the meaning of Section 368(c) of the Code.

        13. Parent has no plan or intention to cause the Company to alter the terms of the Company Shares or to issue additional shares of stock of the Company that, in either case, would result in Parent losing control of the Company within the meaning of Section 368(c) of the Code.

        14. There is no intercorporate indebtedness existing between Parent and the Company or between Acquisition and the Company that was issued, acquired or will be settled at a discount.

        15. Acquisition will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities, in the Merger.

        16. None of the compensation to be received by any shareholder-employee of the Company in the Merger will be separate consideration for, or allocable to, any of their Company Shares; none of the Parent Shares to be received by any shareholder-employee of the Company will be separate consideration for, or allocable to, any employment, management or consulting agreement; and the compensation to be paid to any shareholder-employee after the Merger pursuant to arrangements entered into in connection with the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

        17.    The Merger is being effected for bona fide business reasons.

        18. The Merger Agreement (including all Exhibits thereto and all ancillary agreements referred to therein) represents the full and complete agreement between Parent, Acquisition and the Company regarding the Merger, and there are no other written or oral agreements regarding the Merger.

        19. A Parent Share entitles the holder thereof to vote for the election of the members of the board of directors of Parent.

        20. No holder of Company Shares is acting as agent for Parent in connection with the Merger or approval thereof, and neither Parent nor Acquisition will reimburse any holder of Company Shares for the Company Shares such holder may have purchased, or for other obligations such holder may have incurred, as agent for Parent or Acquisition.

        21. The information relating to the Merger and all related transactions (including, but not limited to, all representations, warranties, covenants, and undertakings) set forth in the Merger Agreement and in the Joint

               Proxy Statement/Prospectus of Parent and the Company to be filed in connection with the Merger, insofar as such information relates to Parent or Acquisition, or the plans and intentions of either entity, are true, correct and complete in all respects. The Merger will be consummated pursuant to the terms of the Merger Agreement.

               IN WITNESS WHEREOF, Parent, on behalf of Parent and Acquisition, has executed this Certificate on this _____ day of __________, 2000.

                                             MARVELL TECHNOLOGY
                                             GROUP LTD.


                                             By:
                                             Name:
                                             Title:

The following shareholder undertaking was executed by the following Galileo stockholders:

  Manuel Alba-Marquez  1,385,500 shares
                         344,872 options and other rights
  Avigdor Willenz      8,806,478 shares
                         411,898 options and other rights

                                     FORM OF

                             SHAREHOLDER UNDERTAKING

        Shareholder Undertaking (the "Undertaking") dated as of October 16, 2000 by __________________ ("Shareholder") in favor of and for the benefit of Marvell Technology Group Ltd., a Bermuda corporation ("Marvell").

                                    RECITALS

        Whereas, Marvell, Toshack Acquisitions Ltd., an Israeli corporation and a wholly-owned subsidiary of Marvell ("Merger Sub"), and Galileo Technology Ltd. an Israeli corporation ("Galileo"), are entering into an Agreement of Merger of even date herewith (the "Merger Agreement") that provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into Galileo (the "Merger"). Capitalized terms used but not otherwise defined in this Undertaking have the meanings ascribed to such terms in the Merger Agreement.

        Whereas, Marvell has set, as an inducement for entering into the Merger Agreement, a requirement that it receive the undertakings set forth herein from certain shareholders of Galileo, including Shareholder, and Shareholder has agreed to deliver this Undertaking.

        Whereas, in order to induce Marvell to enter into the Merger Agreement, Shareholder is making the undertakings set forth herein.

                                  UNDERTAKINGS

        Shareholder, intending to be legally bound, agrees as follows:

1.      CERTAIN DEFINITIONS.

        For purposes of this Undertaking:

        1.1 Shareholder shall be deemed to "Own" or to have acquired "Ownership" of a security if Shareholder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange
Act) of such security.

        1.2 "Subject Securities" shall mean: (i) all securities of Galileo (including all Shares and all options, warrants and other rights to acquire Shares) Owned by Shareholder as of the date of this Undertaking; and (ii) all additional securities of Galileo (including all additional Shares and all additional options, warrants and other rights to acquire Shares) of which Shareholder acquires Ownership during the period from the date of this Undertaking through the Expiration Date.

        1.3 "Person" shall mean and include natural persons, corporations, limited liability companies, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, business trusts or other organizations.

        1.4 A Person shall be deemed to have effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

2.      TRANSFER OF SUBJECT SECURITIES.

        2.1 No Transfer of Subject Securities. Shareholder agrees that, during the period from the date of this Undertaking through the Expiration Date, Shareholder shall not cause or permit any Transfer of any of the Subject Securities to be effected, other than the Transfer of the Subject Securities to Shareholders' heirs, estate or executors upon death of the Shareholder.

        2.2 No Transfer of Voting Rights. Shareholder agrees that, during the period from the date of this Undertaking through the Expiration Date, Shareholder shall ensure that: (i) none of the Subject Securities is deposited into a voting trust; and (ii) other than the Irrevocable Proxy dated of even date herewith, no proxy or power-of-attorney is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

3.      WAIVER OF APPRAISAL RIGHTS.

        Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, and dissenters' rights and any similar rights relating to the Merger or any related transaction that Shareholder or any other Person may have by virtue of the ownership of any outstanding Shares.

4.      REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER.

        Shareholder hereby represents and warrants to Marvell as follows:

        4.1 Authorization. Shareholder has all requisite authority and capacity to execute and deliver this Undertaking and to perform his obligations hereunder. This Undertaking has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

        4.2 No Conflicts or Consents.

               4.2.1 The execution and delivery of this Undertaking by Shareholder does not, and the performance of this Undertaking by Shareholder will not: (i) conflict with or violate any law applicable to Shareholder or by which he or any of his properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance on any of the Subject Securities pursuant to, any agreement to which Shareholder is a party or by which Shareholder or any of his affiliates or properties is or may be bound or affected.

               4.2.2 The execution and delivery of this Undertaking by Shareholder does not, and the performance of this Undertaking by Shareholder will not, require any consent of any Person.

        4.3 Title to Securities. As of the date of this Undertaking: (i) Shareholder holds of record (free and clear of any encumbrances) the number of outstanding Shares set forth under the heading "Shares Held of Record" on the signature page hereof; (ii) Shareholder holds (free and clear of any encumbrances) the options, warrants and other rights to acquire Shares set forth under the heading "Options and Other Rights" on the signature page hereof; (iii) Shareholder Owns the additional securities of Galileo set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (iv) Shareholder does not directly or indirectly Own any shares or other securities of Galileo, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares or other securities of Galileo, other than the shares and options, warrants and other rights set forth on the signature page hereof.

5.      ADDITIONAL COVENANTS OF SHAREHOLDER.

        5.1 Further Assurances. From time to time and without additional consideration, Shareholder shall execute and deliver, or cause to be executed and delivered, such additional documents and shall take such further actions, as Marvell may reasonably request for the purpose of carrying out and furthering the intent of this Undertaking.

        5.2 Proxy. Shareholder on the date hereof has validly executed and delivered a proxy attached hereto as Exhibit A (the "Proxy").

6.      MISCELLANEOUS.

        6.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Shareholder in this Undertaking shall survive (i) the consummation of the Merger, (ii) any termination of the Merger Agreement, and (iii) the Expiration Date.

        6.2 Expenses. Except as otherwise provided in the Merger Agreement or in this Undertaking, all costs and expenses incurred in connection with the transactions contemplated by this Undertaking shall be paid by the party incurring such costs and expenses.

        6.3 Notices. Any notice or other communication required or permitted to be delivered to Marvell or Shareholder under this Undertaking shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the respective names of Marvell or Shareholder below (or to such other address or facsimile telephone number as Marvell or Shareholder shall have specified in a written notice given to the other):

        If to Shareholder to:
                              ------------------------

                              ------------------------

                              ------------------------

                              ------------------------
        with a copy to:             Weil, Gotshal & Manges LLP
                                    767 Fifth Avenue
                                    New York, New York 10153
                                    Facsimile No.: (212) 310-8007
                                    Attn:  Stephen M. Besen

        if to Marvell to:           Marvell Technology Group Ltd.
                                    645 Almanor Avenue
                                    Sunnyvale, CA  94086
                                    Facsimile No.: (408) 328-0918
                                    Attn:  Corporate Counsel

        with a copy to:             Gibson, Dunn & Crutcher LLP
                                    One Montgomery Street
                                    Telesis Tower
                                    San Francisco, CA  94104
                                    Facsimile No.: (415) 374-8427
                                    Attn:  Kenneth R. Lamb

        6.4 Severability. In the event that any provision of this Undertaking, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, invalid or unenforceable, the reminder of this Undertaking will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of Shareholder and Marvell. Shareholder further agrees to replace such void or unenforceable provision without additional consideration.

        6.5 Entire Agreement; No Third Party Beneficiary. This Undertaking (including the Merger Agreement and the other documents and instruments referred to herein and therein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, and all contemporaneous oral agreements and understandings between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

        6.6 Assignability. Except as provided herein, neither this Undertaking nor any of the interests or obligations hereunder may be assigned or delegated by Shareholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Undertaking shall be binding upon Shareholder and his heirs, estate, executors, personal representatives, successors and assigns, and shall inure to the benefit of Marvell and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Undertaking, this Undertaking shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Undertaking, express or implied, is intended to or shall confer upon any Person other than Marvell any right, benefit or remedy of any nature whatsoever under this Undertaking.

        6.7 Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party to this Undertaking to perform its agreements and covenants hereunder will cause irreparable injury to the other party to this Undertaking for which damages, even if available, will not be an adequate remedy. Accordingly, each of the parties hereto hereby consents to the granting of equitable relief (including specific performance and injunctive relief) by any court of competent jurisdiction to enforce any party's obligations hereunder. The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

        6.8 Non-Exclusivity. The rights and remedies of Marvell under this Undertaking are not exclusive of or limited by any other rights or remedies that it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Marvell under this Undertaking, and the obligations and liabilities of Shareholder under this Undertaking, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations.

        6.09 Governing Law; Venue.

               6.09.1 This Undertaking shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law; provided, however, that any matter involving the internal corporate affairs of Galileo or any party hereto shall be governed by the provisions of the jurisdiction of its incorporation.

               6.09.2 In any action between Shareholder and Marvell arising out of or relating to any provision of this Undertaking: (i) Shareholder irrevocably and unconditionally consents and submits to the jurisdiction and venue of the state and federal courts located in the State of California; (ii) if any such action is commenced in a state court, then, subject to applicable law, Shareholder shall not object to the removal of such action to any federal court located in the State of California;
        (iii) Shareholder irrevocably waives the right to trial by jury; and
        (iv) Shareholder irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with
        Section 6.4.

        6.10 Captions. The captions contained in this Undertaking are for convenience of reference only, shall not be deemed to be a part of this Undertaking and shall not be referred to in connection with the construction or interpretation of this Undertaking.

        6.11 Attorneys' Fees. If any legal action or other legal proceeding relating to this Undertaking or the enforcement of any provision of this Undertaking is brought by either party Shareholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

        6.12 Waiver and Amendment. No failure on the part of Marvell to exercise any power, right, privilege or remedy under this Undertaking, and no delay on the part of Marvell in exercising any power, right, privilege or remedy under his Undertaking, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Marvell shall not be deemed to have waived any claim available to Marvell arising out of this Undertaking, or any power, right, privilege or remedy of Marvell under the Undertaking, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Marvell, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. This Undertaking may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        6.13 Counterparts. This Undertaking and any amendments hereto may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not execute the same counterpart.

        IN WITNESS WHEREOF, Shareholder has caused this Undertaking to be executed as of the date first written above.


                                            SHAREHOLDER


                                            ------------------------------------

                                            ------------------------------------

The following Lock Up Letter Agreement was executed by the following Marvell and Galileo stockholders:

  Galileo Stockholders
    Manuel Alba-Marquez  1,385,500 shares
    Avigdor Willenz      8,806,478 shares

  Marvell Stockholders
    Diosdado P. Banatao  6,879,208 shares
    Kuo Wei Chang        8,739,140 shares
    Weili Dai           24,092,312 shares
    Pantas Sutardja     11,776,000 shares
    Sehat Sutardja      24,092,312 shares


                                     FORM OF

                            LOCK-UP LETTER AGREEMENT



Marvell Technology Group Ltd.
C/o Marvell Semiconductor, Inc.
645 Almanor Avenue
Sunnyvale, California 94086

Dear Sirs:

        Reference is made to the Agreement of Merger, dated as of October 16, 2000 (the "Merger Agreement"), among Galileo Technology Ltd., Marvell Technology Group Ltd. ("Parent") and Toshack Acquisitions Ltd. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

        In consideration of the execution of the Merger Agreement, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Parent, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Parent Common Stock (including, without limitation, shares of Parent Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Parent Common Stock that may be issued upon exercise of any Company Option) or securities convertible into or exchangeable for shares of Parent Common Stock owned by the undersigned on the date of execution of this Lock-Up Letter Agreement or on the date on which the Effective Time occurs (the "Effective Date"), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Parent Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the shares of Parent Common Stock or other securities, in cash or otherwise, for a period of 45 days after the Effective Date.

        In furtherance of the foregoing, Parent and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

        It is understood that if the Merger Agreement does not become effective, or if the Merger Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the shares of Parent Common Stock, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

        The undersigned understands that Parent will proceed with the Merger in reliance on this Lock-Up Letter Agreement.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                       Very truly yours,


                                       By:
                                           -------------------------------------
                                           Name:
                                                 -------------------------------


                                           -------------------------------------
                                           Number of shares:
                                                             -------------------


Dated: October 16, 2000




                                       2